UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of October, 2006
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Exhibit Index
SIGNATURE
Cameco Reports Third Quarter Earnings
Third Quarter 2006 Management’s Discussion and Analysis
Highlights
Consolidated Balance Sheets
Consolidated Statements of Earnings
Consolidated Statements of Cash Flows
Cameco Corporation Notes to Consolidated Financial Statements (Unaudited)
Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated October 31, 2006 and Quarterly Report for the third quarter ending September 30, 2006
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2006	Cameco Corporation By:

“Gary M.S. Chad”

Gary M.S. Chad
Senior Vice-President, Governance,
Legal and Regulatory Affairs, and
Corporate Secretary

2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Listed	Share Symbol	web site address:

TSX	CCO	cameco.com
NYSE	CCJ
Cameco Reports Third Quarter Earnings
Saskatoon, Saskatchewan, Canada, October 31, 2006 . . . . . . . . . . . . . . .
Cameco Corporation today reported its unaudited financial results for the third quarter and nine months ended September 30, 2006. All numbers in this release are in Canadian dollars, unless otherwise stated. For a more detailed discussion of our financial results, see the management’s discussion and analysis (MD&A) following this news release.
Third Quarter 2006

	Three Months Ended
Financial Highlights	Sept 30
($ millions except per share amounts)	2006	2005	Change %
Revenue (a)	363	287	27
Earnings from operations	69	14	393
Cash provided by operations (b)	79	148	(47)
Net earnings	71	78	(9)
Earnings per share — basic ($)	0.20	0.22	(9)
Earnings per share — diluted ($)	0.19	0.21	(10)
Adjusted net earnings (c)	42	78	(46)

(a)	In the third quarter of 2006, revenue from Bruce Power Limited Partnership (BPLP) was proportionately consolidated. In the third quarter of 2005, consolidated revenue did not include BPLP’s proportionate share as we accounted for BPLP using the equity accounting method.

(b)	After working capital changes.

(c)	Net earnings for the three months ended September 30, 2006 have been adjusted to exclude a $29 million gain ($0.08 per share diluted) on sale of our interest in Fort à la Corne. Adjusted net earnings is a non-GAAP measure used to provide a representative comparison of the financial results.
For the third quarter of 2006, our net earnings were $71 million ($0.19 per share diluted). Cameco recorded a net gain of $29 million ($0.08 per share diluted) due to the sale of its interest in the Fort à la Corne diamond project in the third quarter of 2006. The following discussion of consolidated earnings excludes this item to provide a more representative comparison of the operating results.
Our adjusted net earnings in the third quarter of 2006 were $42 million ($0.11 per share diluted), $36 million lower than the net earnings of $78 million ($0.21 per share diluted) recorded in 2005 due to lower earnings in the electricity and gold businesses, partially offset by lower income tax charges. Due to the uneven timing of uranium and conversion deliveries as well as scheduled outages at Bruce Power Limited Partnership (BPLP), quarterly results are not a good indicator of Cameco’s annual results.
Cash from operations in the third quarter of 2006 was $79 million compared to $148 million in 2005. The decline of $69 million was related to lower cash flows from the gold and electricity businesses and an increase in product inventories during the quarter.
In our uranium business, earnings before taxes declined to $14 million from $30 million in the third quarter of last year, primarily as a result of a 26% decline in reported sales volumes. Compared to the third quarter of 2005, revenue from our uranium business declined by 12% to $136 million as a 30% increase in the realized selling price (in US dollars) was more than offset by a lower sales volume in the quarter.
“While earnings are lower in the third quarter compared to the same period last year, they were in line with our expectations,” said Jerry Grandey, president and CEO of Cameco.
In the previous quarter, we disclosed that Cameco had entered into standby product loan agreements. As of October 31, 2006, Cameco had not borrowed any material under the standby loan agreements. However, regardless of whether any material is borrowed, we defer revenue recognition from any product sales to the counterparties of the standby loan agreements up to the limit of the loans (5.6 million pounds). This is in accordance with accounting standards. Accordingly, Cameco, in the third quarter, has deferred revenue of $58 million and the associated costs on sales of 2.8 million pounds of U3O8. The gross profit on the deferred sales was $12 million.
The average realized uranium price in Canadian dollars increased by 19%, with the stronger Canadian dollar relative to the US dollar having a dampening effect given that most of our sales are denominated in US dollars. The increase in our average realized price in the third quarter of 2006 was the result of higher prices under fixed-price contracts and a higher uranium spot price, which increased 67% to $50.83 (US) compared to the third quarter of 2005.
On October 23, 2006, Cameco reported a second inflow at Cigar Lake following a rock fall in a future production area that had previously been dry. Efforts were made to contain the inflow and protect the main shaft and key underground infrastructure by closing two bulkhead doors. However, one of the doors did not seal properly, allowing significant water to flow into the processing area. All underground areas of the Cigar Lake project have filled with water. Everyone was safely evacuated from the mine, no injuries were sustained and there was no impact on the environment. Cigar Lake production was expected in 2008 prior to the water inflow incident.
“Although this is a significant set back, our employees wasted no time in assessing the situation and are now working on remediation plans” Grandey said. “The orebody is of immense value and we are committed to seeing this project through.”
Cameco engineers and consultants are already on site working on plans to restore underground access. International experts are assisting with options and developing a remediation plan. We anticipate that a phased plan will be in place within three months outlining a preferred option and several alternatives.
Most of the alternatives under consideration involve drilling from the surface and isolating the source of the inflow from the underground workings by using grouting or freezing techniques and then pumping the water out of the mine.
Discussions are under way with relevant authorities to review the incident and chart a regulatory path to ensure timely review of remediation plans. The existing environmental assessment of the Cigar Lake project allows for mine remediation from the surface in case of flooding.
Despite the water inflow incident, Cameco remains confident that it will be able to complete the development of and mine the Cigar Lake orebody. Nevertheless, given this unexpected incident, it is necessary to analyze the implications on reserve classification.
Proven reserves are based on “measured” resources, which are resources in which we have the highest degree of geological knowledge and confidence. To be classified as proven reserves, we evaluate our level of confidence in a number of factors, such as mining, metallurgical, processing, marketing, legal, environmental, social, and governmental. If our confidence level changes in one or more of these factors, reserves may be downgraded from proven to probable even if the orebody remains economic to mine.
In the case of Cigar Lake, given that a remediation plan is still being developed there are a number of unknowns, such as changes (if any) to the development and/or mining plan, production schedule and additional capital expenditures. Once we receive clarification on these uncertainties, we will be in a better position to evaluate if Cigar Lake reserves will need to be reclassified from proven to probable.
In addition, based upon our current information and the value of the deposit, taking into account the “reserves and resources guidelines” from the Canadian Institute of Mining, Metallurgy and Petroleum, we believe that the incident will not result in a conversion of the reserves to resources. A conversion to resources would signify that there is insufficient information to indicate that it is economic to mine.
Cost estimates, project timelines and effect on reserves, if any, will be provided after the completion of the full assessment, which is underway.
The above disclosure of scientific or technical information regarding Cigar Lake was prepared under the supervision of Alain Mainville, geologist and professional geoscientist, who is the manager, mining resources at Cameco, and Barry Schmitke, who is a professional engineer and employed by Cameco as the general manager of the Cigar Lake project, who are both qualified persons for the purpose of National Instrument 43-101.
For fuel services, we recorded a loss of $3 million in the third quarter of 2006 compared to earnings before taxes of $4 million for the same period of 2005. The loss was due to the higher cost of purchased conversion and a delay in sales at Zircatec from the third to the fourth quarter.

Cameco’s pre-tax earnings from BPLP in the third quarter of 2006 amounted to $31 million compared to $97 million during the same period in 2005, due to a lower realized price, partially offset by lower operating costs. The realized price achieved from a mix of contract and spot sales averaged $48 per MWh in the quarter, down from $70 per MWh in the same quarter of 2005. Operating costs declined from $310 million in the third quarter of 2005 to $206 million in 2006, reflecting the change from six-unit site in 2005 to a four-unit site in 2006.
For gold, revenue in the third quarter of 2006 decreased by $8 million to $86 million compared to the third quarter of 2005, and the gross profit margin decreased to 12% from 24%. The lower revenue was primarily a result of lower production at Kumtor following the pit wall movement in July 2006, partially offset by increased gold prices and slightly higher production at Boroo. As a result of higher gold spot prices, the realized price for gold in the third quarter increased to $617 (US) per ounce compared to $429 (US) in the third quarter of 2005.
Year to Date

	Nine Months Ended
Financial Highlights	September 30
($ millions except per share amounts)	2006	2005	Change %
Revenue (a)	1,322	790	67
Earnings from operations	302	66	358
Cash provided by operations (b)	405	186	118
Net earnings	337	136	148
Earnings per share — basic ($)	0.96	0.39	146
Earnings per share — diluted ($)	0.91	0.38	139
Adjusted net earnings (c)	235	136	73

(a)	In the first nine months of 2006, revenue from Bruce Power Limited Partnership (BPLP) was proportionately consolidated. In the first nine months of 2005, consolidated revenue did not include BPLP’s proportionate share as we accounted for BPLP using the equity accounting method.

(b)	After working capital changes.

(c)	Net earnings for the nine months ended September 30, 2006 have been adjusted to exclude a $73 million ($0.19 per share diluted) recovery of future income taxes related to reductions in federal and provincial income tax rates. Net earnings for the three and nine months ended September 30, 2006 have been adjusted to exclude a $29 million gain ($0.08 per share diluted) on sale of our interest in Fort à la Corne. Adjusted net earnings is a non-GAAP measure used to provide a representative comparison of the financial results.
For the nine months ended September 30, 2006, our net earnings were $337 million ($0.91 per share diluted). Our adjusted net earnings were $235 million ($0.64 per share diluted), $99 million higher than the net earnings of $136 million ($0.38 per share diluted) recorded in 2005 due to improved results in the uranium and gold businesses. These increases were partially offset by higher expenses for administration.
In the first nine months of 2006, we generated $405 million cash from operations compared to $186 million in 2005. The increase of $219 million reflects higher revenue compared to 2005 and collection of fourth quarter 2005 accounts receivable in the first quarter of 2006. The accounts receivable balance decreased to $191 million at September 30, 2006 from $340 million at December 31, 2005.

At September 30, 2006, our consolidated net debt to capitalization ratio was 8%, down from 9% at the end of 2005. In 2006, we used cash on hand to redeem a total of $150 million in debentures.
“Cameco continues to demonstrate increasing financial strength with a solid balance sheet and healthy cash flow,” said Grandey. “With this strong foundation, we expect to continue to reinvest in our core assets and profitably grow the company.”
Outlook for Fourth Quarter 2006
We expect consolidated revenue for the fourth quarter of 2006 to be about 50% higher than that of the third quarter of 2006. This is due to an anticipated higher sales volume for uranium and conversion.
During the fourth quarter, we will estimate the value of the assets lost underground at Cigar Lake due to the water inflow and this will be expensed in the fourth quarter.
Projections for the fourth quarter assume no major changes in Cameco’s business units’ ability to supply product and services and no significant changes in our current estimates for price, cost and volume.
Outlook for the Year 2006
In 2006, Cameco expects consolidated revenue to grow by about 50% over 2005 due to improved uranium markets and the proportionate consolidation of BPLP revenue. On a consolidated basis, our gross profit margin is projected to improve to 30% from 23% reported in 2005.
In the uranium business, we expect revenue to be about 13% higher due to a stronger realized price offset somewhat by decreased sales volumes due to the deferral related to product loans. See uranium results for more information. During the fourth quarter, we will estimate the value of the assets lost underground at Cigar Lake due to the water inflow and this will be expensed in the fourth quarter. We also anticipate that revenue from the fuel services business will be about 50% higher than in 2005 due to an anticipated 10% increase in deliveries, an increase in the average realized selling price and the inclusion of revenue from Zircatec Precision Industries, Inc.
BPLP earnings in 2006 are projected to be lower than in 2005 mainly as a result of lower expected electricity prices, which were very strong in 2005. This earnings outlook assumes the B units will achieve a targeted capacity factor in the low 90% range and that there will be no significant changes in our current estimates for costs and prices.
Based on Centerra’s current plans, total production for the year is now forecast at 570,000 to 575,000 ounces compared to 680,000 to 695,000 ounces expected previously. The revised forecast for 2006 results from the pit wall ground movement experienced at the Kumtor mine in July. Centerra produced 787,000 ounces in 2005.
The financial outlook noted above for the company is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, and prices,

•	no disruption of supply from our facilities or third-party sources, and

•	a US/Canadian spot exchange rate of $1.12.
For 2006, the effective tax rate is expected to be in the range of 10% to 15%. Our expected tax rate varies from the Canadian statutory tax rate primarily due to differences between Canadian tax rates and rates applicable to subsidiaries in other countries. This range is based on the projected distribution of income among the various tax jurisdictions being weighted more heavily toward foreign subsidiaries compared to 2005. This projected effective tax rate does not reflect the reductions in the corporate tax rates recently enacted by the provincial and federal governments.
Under Canadian accounting rules, the cumulative effect of a change in income tax legislation on future income tax assets and liabilities is included in a company’s financial statements in the period of substantive enactment. Accordingly, Cameco reduced its balance sheet provision for future income taxes and recognized a non-cash income tax adjustment of $73 million ($0.19 per share diluted) in the second quarter of 2006.
In addition, we received confirmation that we would be able to record a $5 million reduction in taxes related to Saskatchewan provincial resource surcharges. This amount is incremental to the $12 million recovery we recognized in the second quarter of 2006.
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information” in the MD&A that follows this news release.
Conference Call
Cameco invites you to join its third quarter conference call on Wednesday, November 1, 2006 from 10:00 a.m. to 11:00 a.m. Eastern time (9:00 a.m. to 10:00 a.m. Saskatoon time).
The call will be open to all investors and the media. Members of the media will be invited to ask questions at the end of the call. To join the conference on Wednesday, November 1, please dial (416) 644-3414 or (800) 796-7558 (Canada and US). An audio feed of the call will be available on our website at cameco.com. See the link on the home page on the day of the call.

A recorded version of the proceedings will be available:
•	on our website, cameco.com, shortly after the call, and

•	on post view until midnight, Eastern time, Tuesday, November 14 by calling (416) 640-1917 or (877) 289-8525 (passcode 21203930 #).
Additional Information
Additional information on Cameco, including its annual information form, is available on SEDAR at sedar.com and the company’s website at cameco.com.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. The company’s competitive position is based on its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where the company is a limited partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium in North America and Australia, and holds a majority interest in a mid-tier gold company. Cameco’s shares trade on the Toronto and New York stock exchanges.
- End -
For further information:

Investor & media inquiries:	Alice Wong	(306) 956-6337
Investor inquiries:	Bob Lillie	(306) 956-6639
Media inquiries:	Lyle Krahn	(306) 956-6316

Third Quarter 2006 Management’s Discussion and Analysis
The following discussion of the financial condition and operating results of Cameco Corporation should be read in conjunction with the unaudited consolidated financial statements and notes for the period ended September 30, 2006, as well as the audited consolidated financial statements for the company for the year ended December 31, 2005 and management’s discussion and analysis (MD&A) of the audited financial statements, both of which are included in the 2005 annual report. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The 2005 annual report is available on the company’s website at cameco.com.
Statements contained in this MD&A, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information” in this MD&A and the section titled “Risks and Risk Management” in the MD&A contained in the company’s 2005 annual report.

Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated.

	Three months ended		Nine months ended		YTD
Financial Highlights	Sept 30		Sept 30		Change
	2006	2005	2006	2005	%
Revenue ($ millions) (a)	363	287	1,322	790	67
Earnings from operations ($ millions)	69	14	302	66	358
Cash provided by operations (b) ($ millions)	79	148	405	186	118
Net earnings ($ millions)	71	78	337	136	148
Earnings per share (EPS) — basic ($)	0.20	0.22	0.96	0.39	146
EPS — diluted ($)	0.19	0.21	0.91	0.38	139
Adjusted net earnings ($ millions) (c)	42	78	235	136	73
Average uranium (U3O8) spot price ($US/lb U3O8)	50.83	30.41	44.40	26.63	67
Average realized uranium price
• $US/lb U3O8	20.12	15.46	19.96	14.82	35
• $Cdn/lb U3O8	24.10	20.19	23.99	19.81	21
Average realized electricity price per megawatt hour ($/MWh)	48	70	49	58	(16%)
Average Ontario electricity spot price ($/MWh)	46	86	48	67	(28%)
Average realized gold price ($US/ounce)	617	429	595	423	41
Average spot market gold price ($US/ounce)	622	440	601	431	39

(a)	In the first nine months of 2006, revenue from Bruce Power Limited Partnership (BPLP) was proportionately consolidated. In the first nine months of 2005, consolidated revenue did not include BPLP’s proportionate share as we accounted for BPLP using the equity accounting method.

(b)	After working capital changes.

(c)	Net earnings for the nine months ended September 30, 2006 have been adjusted to exclude a $73 million ($0.19 per share diluted) recovery of future income taxes related to reductions in federal and provincial income tax rates. Net earnings for the three and nine months ended September 30, 2006 have been adjusted to exclude a $29 million gain ($0.08 per share diluted) on sale of our interest in Fort à la Corne. Adjusted net earnings is a non-GAAP measure used to provide a representative comparison of the financial results.
FINANCIAL RESULTS
Consolidated Earnings
Third Quarter
In the third quarter of 2006, Cameco recorded a net gain of $29 million ($0.08 per share diluted) due to the sale of its interest in the Fort à la Corne diamond project. Consolidated earnings in the following discussion are adjusted to exclude this item in order to provide a more meaningful basis for period-to-period comparisons of the financial results. A non-GAAP measure, adjusted net earnings should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP.
For the three months ended September 30, 2006, our net earnings were $71 million ($0.19 per share diluted). Our adjusted net earnings were $42 million ($0.11 per share diluted), $36 million lower than the net earnings of $78 million ($0.21 per share diluted) recorded in 2005 due to lower earnings in the electricity and gold businesses, partially offset by lower income tax charges.
For third quarter details on the uranium, fuel services, electricity and gold businesses, see “Business Segment Results” later in this report.
In the third quarter of 2006, our total costs for administration, exploration, interest and other were $50 million, $4 million higher than in the same period of 2005. Administration costs were $3 million higher due largely to increased costs for stock compensation.
Exploration expenditures were $3 million higher, at $19 million, with uranium exploration expenditures up $4 million at $12 million (focused in Saskatchewan, Australia and Nunavut). Gold exploration expenditures of Cameco’s 53% owned subsidiary, Centerra Gold Inc. (Centerra), were down $2 million from the third quarter of 2005.
Interest and other charges declined by $2 million due primarily to interest income on higher cash balances offset by higher gross interest costs resulting from the proportionate consolidation of Bruce Power Limited Partnership (BPLP) debt.
Our effective tax rate decreased to 5% in the third quarter from 24% in the same period of 2005. Our expected tax rate varies from the Canadian statutory tax rate primarily due to differences between Canadian tax rates and rates applicable to subsidiaries in other countries. In addition, we received confirmation that we would be able to record a $5 million reduction in taxes related to Saskatchewan provincial resource surcharges. This amount is incremental to the $12 million recovery we recognized in the second quarter of 2006.
Earnings from operations increased to $69 million in the third quarter of 2006, from $14 million in 2005. The aggregate gross profit margin decreased in the third quarter to 19% from 21% in 2005.
Year to Date
In the second quarter of 2006, Cameco recorded a non-cash recovery of $73 million of future income taxes related to reductions in federal and provincial income tax rates. In the third quarter, Cameco recorded a $29 million gain on the sale of our interest in Fort à la Corne. Consolidated earnings in the following discussion are adjusted to exclude these items in order to provide a more meaningful basis for period-to-period comparisons of the financial results. A non-GAAP measure, adjusted net earnings should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP.

For the nine months ended September 30, 2006, our net earnings were $337 million ($0.91 per share diluted). Our adjusted net earnings were $235 million ($0.64 per share diluted), $99 million higher than the net earnings of $136 million ($0.38 per share diluted) recorded in 2005 due to improved results in the uranium and gold businesses. These increases were partially offset by higher expenses for administration.
For year-to-date details on the uranium, fuel services, electricity and gold businesses, see “Business Segment Results” later in this report.
Our year-to-date total costs for administration, exploration, interest and other were $136 million, $14 million higher than in the same period of 2005. Administration costs were $21 million higher due largely to an $8 million increase in costs at Centerra, related to stock-based compensation and business development. In addition, Cameco recorded increased expenses for stock compensation primarily attributable to increased share prices ($4 million) and incurred higher charges for Sarbanes-Oxley compliance ($4 million).
During the first nine months of 2006, exploration expenditures increased to $43 million from $40 million in the same period of 2005. Uranium exploration expenditures increased to $24 million from $17 million in 2005. In the gold business, Cameco’s 53% owned subsidiary, Centerra, reduced its exploration expenditures by $4 million.
Interest and other charges were $11 million lower than in 2005 due primarily to higher interest income on cash balances ($14 million) and gains for derivatives ($2 million). The lower charges were partially offset by higher gross interest costs ($4 million) related mainly to the proportionate consolidation of BPLP.
In April, the government of Saskatchewan amended the provincial income tax laws to provide for a 5% reduction in the general corporate income tax rate. The provincial tax rate is declining from 17% to 12% over a three-year period commencing July 1, 2006. In May, the federal government introduced amendments to the Canadian Income Tax Act that provide for a 2% reduction in the general corporate income tax rate. The federal tax rate will decline from its previous level of 21% to 19% over a three-year period commencing in 2008. Amendments were also introduced to eliminate the corporate surtax, which effectively will decrease the federal income tax rate by 1%, starting in 2008.
Under Canadian accounting rules, the cumulative effect of a change in income tax legislation on future income tax assets and liabilities is included in a company’s financial statements in the period of substantive enactment. Accordingly, Cameco reduced its balance sheet provision for future income taxes and recognized a non-cash income tax adjustment of $73 million ($0.19 per share diluted) in the second quarter of 2006.
In addition, we received confirmation that we would be able to record a $5 million reduction in taxes related to Saskatchewan provincial resource surcharges. This amount is incremental to the $12 million recovery we recognized in the second quarter of 2006.

Our effective tax rate decreased to 10% in 2006 from 22% in 2005 due to a lower proportion of total income being taxable in Canada. The effective rate for 2006 excludes $90 million in tax recoveries recorded in the year.
Earnings from operations increased to $302 million in the first nine months of 2006 from $66 million in the same period of 2005. The aggregate gross profit margin increased in 2006 to 29% from 24% in 2005 due to higher realized prices for uranium and gold.
Quarterly Financial Results ($ millions except per share amounts)

Highlights	2006			2005				2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	363	417	542	522	287	288	216	361
Net earnings	71	149	117	81	78	33	26	37
EPS — basic ($)	0.20	0.42	0.34	0.23	0.22	0.09	0.08	0.10
EPS — diluted ($)	0.19	0.40	0.32	0.22	0.21	0.08	0.08	0.10
EPS — adjusted & diluted ($)	0.11	0.21	0.32	0.20	0.21	0.09	0.08	0.10
Cash from operations	79	40	286	91	148	(45)	84	59
Revenue of $363 million in the third quarter of 2006 was 13% lower than in the second quarter due to lower gold sales caused by the reduced production at Kumtor. Revenue is driven by timing of deliveries in our uranium and fuel services businesses, and has tended to be higher in the fourth quarter.
Net earnings do not trend directly with revenue because past results are significantly influenced by results from BPLP. Prior to November 1, 2005, the equity method of accounting was applied to the investment in BPLP and thus no BPLP revenue or costs were recorded. On November 1, 2005, Cameco moved to proportionate consolidation of BPLP’s financial results. For the first nine months of 2006, we have included our share of revenue, expenses and cash flow from the Bruce B reactors. The adjustment in our accounting method for BPLP does not change the reporting of our net earnings.
Cash from operations tends to fluctuate largely due to the timing of deliveries and product purchases in the uranium production and conversion services businesses.
Cash Flow
In the third quarter of 2006, we generated $79 million cash from operations compared to $148 million in 2005. The decline of $69 million was related to lower cash flows from the gold and electricity businesses and an increase in product inventories during the quarter.
In the first nine months of 2006, we generated $405 million cash from operations compared to $186 million in 2005. The increase of $219 million reflects higher revenue compared to 2005 and collection of fourth quarter 2005 accounts receivable in the first quarter of 2006. The accounts receivable balance decreased to $191 million at September 30, 2006 from $340 million at December 31, 2005.

Balance Sheet
At September 30, 2006, our total debt was $706 million, representing a decrease of $153 million compared to December 31, 2005. Included in the September 30, 2006 balance was $199 million, which represents our proportionate share of BPLP’s capital lease obligation. At September 30, 2006, our consolidated net debt to capitalization ratio was 8%, down from 9% at the end of 2005. For the year to date in 2006, we have used cash on hand to redeem a total of $150 million in debentures.
Compared to the end of 2005, our product inventories increased by $63 million due primarily to higher carrying values for uranium. The average cost of our uranium and conversion services inventories has risen due to an increase in the cost of purchased material.
At September 30, 2006, our consolidated cash balance totalled $473 million with Centerra holding about $240 million of this amount.
Cameco has a number of investments in publicly traded entities. The following table illustrates the book and market values for its more significant holdings.

	Book Value	Market Value[1]
Investment ($ millions)	Sept 30/06	Sept 30/06	Dec. 31/05

Centerra Gold Inc.	$440	$1,270	$1,069
UEX Corporation	20	135	167
UNOR Inc.	8	10	—

Total	$468	$1,415	$1,236

[1]	Market value is calculated as the number of shares outstanding multiplied by the closing share price as quoted on the TSX on December 31, 2005 and September 30, 2006.
Foreign Exchange Update
Cameco sells most of its uranium and fuel services in US dollars while it produces most of its uranium and fuel services in Canada. As a result, these revenues are denominated mostly in US dollars, while production costs are denominated primarily in Canadian dollars.
We attempt to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Hedging activities partly shelter our uranium and fuel services revenues against declines in the US dollar in the shorter term.
Cameco also has a natural hedge against US currency fluctuations as a portion of its annual cash outlays, including purchases of uranium and fuel services, is denominated in US dollars. The influence on earnings from purchased material in inventory is likely to be dispersed over several fiscal periods and is more difficult to identify.

At each balance sheet date, Cameco calculates the mark-to-market value of all foreign exchange contracts with that value representing the gain or loss that would have occurred if the contracts had been closed at that point in time. We account for foreign exchange contracts that meet certain defined criteria (specified by generally accepted accounting principles) using hedge accounting. Under hedge accounting, mark-to-market gains or losses are included in earnings only at the point in time that the contract is designated for use. In all other circumstances, mark-to-market gains or losses are reported in earnings as they occur.
The Canadian dollar ended the quarter at $1.12, unchanged from June 30, 2006.
At September 30, 2006, we had foreign currency contracts of $1,176 million (US) and EUR 50 million that were accounted for using hedge accounting and foreign currency contracts of $127 million (US) that did not meet the criteria for hedge accounting. The foreign currency contracts are scheduled for use as follows:

	2006	2007	2008	2009	2010
$ millions (US)	183	455	315	240	110
EUR millions	17	15	8	7	3
The US currency contracts have an average effective exchange rate of $1.18 (Cdn) per $1.00 (US), which reflects the original foreign exchange spot prices at the time contracts were entered into and includes deferred revenue.
At September 30, 2006, the mark-to-market gain on all foreign exchange contracts designated as hedges was $37 million compared to a $49 million gain at June 30, 2006. For those contracts not designated as hedges, the mark-to-market amount has been included in earnings for 2006.
Timing differences between the maturity dates and designation dates on previously closed hedge contracts may result in deferred revenue or deferred charges. At September 30, 2006, deferred revenue totalled $30 million. The schedule for deferred revenue to be released to earnings, by year, is as follows:

Deferred revenue	2006	2007	2008	2009
$ millions (Cdn)	12	15	2	1
In the third quarter of 2006, most of the net inflows of US dollars were hedged with currency derivatives. Net inflows represent uranium and fuel services sales less US dollar cash expenses and US dollar product purchases. For the uranium and fuel services in the third quarter of 2006, the effective exchange rate, after allowing for hedging, was about $1.20 compared to $1.31 in the third quarter of 2005. Results from the gold business are translated into Canadian dollars at prevailing exchange rates.
For the balance of 2006, every one-cent increase/decrease in the US to Canadian dollar exchange rate would result in a corresponding increase/decrease in net earnings of about $2 million (Cdn).

Outlook for Fourth Quarter 2006
We expect consolidated revenue for the fourth quarter of 2006 to be about 50% higher than that of the third quarter of 2006. This is due to an anticipated higher sales volume for uranium and conversion.
During the fourth quarter, we will estimate the value of the assets lost underground at Cigar Lake due to the water inflow and this will be expensed in the fourth quarter.
Projections for the fourth quarter assume no major changes in Cameco’s business units’ ability to supply product and services and no significant changes in our current estimates for price, cost and volume.
Outlook for the Year 2006
In 2006, Cameco expects consolidated revenue to grow by about 50% over 2005 due to improved uranium markets and the proportionate consolidation of BPLP revenue. On a consolidated basis, our gross profit margin is projected to improve to 30% from 23% reported in 2005.
In the uranium business, we expect revenue to be about 13% higher due to a stronger realized price offset somewhat by decreased sales volumes due to the deferral related to product loans. See uranium results for more information. During the fourth quarter, we will estimate the value of the assets lost underground at Cigar Lake due to the water inflow and this will be expensed in the fourth quarter. We also anticipate that revenue from the fuel services business will be about 50% higher than in 2005 due to an anticipated 10% increase in deliveries, an increase in the average realized selling price and the inclusion of revenue from Zircatec Precision Industries, Inc. (Zircatec).
BPLP earnings in 2006 are projected to be lower than in 2005 mainly as a result of lower expected electricity prices, which were very strong in 2005. This earnings outlook assumes the B units will achieve a targeted capacity factor in the low 90% range and that there will be no significant changes in our current estimates for costs and prices.
Based on Centerra’s current plans, total production for the year is now forecast at 570,000 to 575,000 ounces compared to 680,000 to 695,000 ounces expected previously. The revised forecast for 2006 results from the pit wall ground movement experienced at the Kumtor mine in July. Centerra produced 787,000 ounces in 2005.
The financial outlook noted above for the company is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, and prices,

•	no disruption of supply from our facilities or third-party sources, and

•	a US/Canadian spot exchange rate of $1.12.
Administration costs are projected to be about 20% greater than in 2005. The increase reflects higher charges for stock compensation, business development, Sarbanes-Oxley compliance and costs to maintain the workforce. Exploration costs are expected to be about $64 million in 2006. Of this, $35 million is targeted for uranium.
For 2006, the effective tax rate is expected to be in the range of 10% to 15%. Our expected tax rate varies from the Canadian statutory tax rate primarily due to differences between Canadian tax rates and rates applicable to subsidiaries in other countries. This range is based on the projected distribution of income among the various tax jurisdictions being weighted more heavily toward foreign subsidiaries compared to 2005. This projected effective tax rate does not reflect the reductions in the corporate tax rates recently enacted by the provincial and federal governments.
Under Canadian accounting rules, the cumulative effect of a change in income tax legislation on future income tax assets and liabilities is included in a company’s financial statements in the period of substantive enactment. Accordingly, Cameco reduced its balance sheet provision for future income taxes and recognized a non-cash income tax adjustment of $73 million ($0.19 per share diluted) in the second quarter of 2006.
In addition, we received confirmation that we would be able to record a $5 million reduction in taxes related to Saskatchewan provincial resource surcharges. This amount is incremental to the $12 million recovery we recognized in the second quarter of 2006.
Outlook Information
For additional discussion on the company’s business prospects for the fourth quarter of 2006 and for the full year, see the outlook section under each business segment.
BUSINESS SEGMENT RESULTS
Cameco’s results come from four business segments:
•	Uranium

•	Fuel services

•	Nuclear electricity generation

•	Gold

URANIUM
Highlights

	Three months ended		Nine months ended
	Sept 30		Sept 30
	2006	2005	2006	2005
Revenue ($ millions)	136	154	561	372
Gross profit ($ millions)	27	33	160	79
Gross profit %	20	21	29	21
Earnings before taxes ($ millions)	14	30	131	68
Average realized price
($US/lb)	20.12	15.46	19.96	14.82
($Cdn/lb)	24.10	20.19	23.99	19.81
Sales volume (million lbs)(1)	5.6	7.6	23.1	18.7
Deferred sales volume (million lbs)	2.8	0	2.8	0
Production volume (million lbs)	5.9	5.9	15.6	16.4

(1)	Total sales volume for the third quarter was 8.4 million pounds. Revenue on 2.8 million pounds is deferred due to standby product loans.
Uranium Results
One of Cameco’s major strengths is our reputation as a reliable long-term supplier. Given the tight market conditions in uranium supply we thought it would be prudent to ensure access to additional supplies to provide flexibility in the event of any near term supply disruption. Therefore, in the second quarter we disclosed that Cameco had entered into standby product loan agreements with two of our customers. The loans allow Cameco to borrow up to 5.6 million pounds U3O8 equivalent over the period 2006 to 2008, with repayment in 2008 and 2009. Of the material available under the loan, up to 1.4 million kgU can be borrowed in the form of uranium hexafluoride (UF6). Any borrowings will be secured by letters of credit and be settled in kind.
As of October 31, 2006, Cameco had not borrowed any material under the standby loan agreements. However, regardless of whether any material is borrowed, we defer revenue recognition from sales to the counterparties of the standby product loan agreements, up to the limit of the loans (5.6 million pounds). This is in accordance with accounting standards. Cameco will recognize the deferred revenue and associated costs when the loan agreements are terminated in 2008 and 2009, or if drawn upon, when the loans are repaid and that portion of the facility is terminated.
Accordingly, Cameco in the third quarter has deferred revenue of $58 million and the associated costs on sales of 2.8 million pounds of U3O8. The gross profit on the deferred sales was $12 million. In the fourth quarter, Cameco expects to defer recognition of revenue and costs on sales of a further 1 million pounds of U3O8.
The timing of cash receipts on the deferred revenue is the same as on any other sale executed during the quarter and is unaffected by the accounting treatment for the revenue. As a result, cash flows are not impacted by the deferrals.

Standby fees associated with the loan facilities are reflected in the “Interest and Other” expense item on the Consolidated Statement of Earnings.
Our reported revenue and costs for U3O8 discussed throughout this report have been reduced to reflect the required deferrals. Similarly, the average realized price for U3O8 has been adjusted.
Third Quarter
Compared to the third quarter of 2005, revenue from our uranium business declined by 12% to $136 million as a 30% increase in the realized selling price (in US dollars) was more than offset by a 26% decline in reported sales volumes. The timing of deliveries of nuclear products within a calendar year is at the discretion of customers. Therefore our quarterly delivery patterns can vary significantly. The average realized price in Canadian dollars increased by 19%, with the stronger Canadian dollar relative to the US dollar having a dampening effect given that most of our sales are denominated in US dollars. The increase in the average realized price was the result of higher prices under fixed-price contracts and a higher uranium spot price, which averaged $50.83 (US) per pound in the third quarter of 2006 compared to $30.41 (US) in the same quarter of 2005.
Our total cost of products and services sold, including depreciation, depletion and reclamation (DDR) decreased to $109 million in the third quarter of 2006 from $121 million in 2005 as a 26% decline in the reported sales volume was offset by a 21% rise in the unit cost of product sold. The unit cost of product sold increased primarily as a result of higher costs for purchased uranium and higher basic royalty charges. Basic royalty charges increase as the realized price increases.
Our earnings before taxes from the uranium business declined to $14 million from $30 million in the third quarter of last year, primarily as a result of a lower sales volume in the quarter.
Year to Date
Compared to the first nine months of 2005, revenue from our uranium business rose by 51% to $561 million due largely to a 24% increase in sales volume. The timing of deliveries of nuclear products within a calendar year is at the discretion of customers and our quarterly delivery patterns can therefore vary significantly. An increase in the average realized selling price, up 35% (in US dollars) from the same period in 2005, also contributed to the higher revenue. The average realized price in Canadian dollars, increased by only 21% due to the stronger Canadian dollar relative to the US dollar. The increase in the average realized price was the result of higher prices under fixed-price contracts and a higher uranium spot price, which averaged $44.40 (US) per pound in 2006 compared to $26.63 (US) in 2005.
Our total cost of products and services sold, including DDR, increased to $401 million in 2006 from $293 million in 2005 due to the 24% increase in deliveries and a 7% rise in the unit cost of product sold. The increase in the unit cost of product sold reflected higher costs for purchased uranium.
Our earnings before taxes from the uranium business increased to $131 million from $68 million last year.

Uranium Outlook for Fourth Quarter 2006
After adjusting for the deferral related to the sale of 1 million pounds U3O8 discussed previously, our sales volumes are expected to be 50% higher in the fourth quarter than the third quarter of 2006. In addition, the realized price is expected to rise by about 10% compared to the previous quarter. As a result, revenue and gross profit are projected to be higher than in the third quarter of 2006.
Uranium Outlook for the Year 2006
In 2006, we expect our uranium revenue to be about 13% higher than in 2005 due to a projected 20% improvement in the expected realized selling price (in Canadian dollars) offset slightly by a decrease in sales volume. Uranium deliveries are expected to total more than 36 million pounds, of which revenue will be recognized on 32 million pounds in 2006 reflecting the deferral of revenue recognition mentioned above.
The increase in 2006 uranium deliveries can largely be attributed to customers advancing delivery volumes based on reactor reload requirements, and not to additional flexibility to take increased volumes under legacy contracts. Historically, Cameco granted quantity flexibilities that averaged about +/– 15%, and in a few cases went as high as +/– 25% on a base amount. Today, most contracts do not have any quantity flexibilities and in the infrequent cases where it is granted, it is a maximum +/–5% and generally limited to moving volumes between years as opposed to absolute flexibility. This movement in volumes related to requirements based contracts is not unusual, nevertheless it has the impact of increasing volumes in 2006, with a corresponding decrease in 2007. Cameco currently anticipates 2007 delivery volumes will be about 35 million pounds U3O8.
Cameco’s share of uranium production for 2006 is projected to increase slightly to 21.4 million pounds of U3O8 from 21.2 million in 2005.
Uranium margins are expected to improve to about 29% compared to 23% in 2005.
The outlook for the fourth quarter and 2006 financial results for the uranium business segment are based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, and prices,

•	no disruption of supply from our mines or third-party sources, and

•	a US/Canadian spot exchange rate of $1.12.
Uranium Price Sensitivity 2006
For the remainder of 2006, a $1.00 (US) per pound change in the uranium spot price from $56.00 (US) per pound would change revenue and net earnings by less than $1 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.18 (Cdn), which accounts for our currency hedge program.

Uranium Price Sensitivity
The table below shows an indicative range of average prices that Cameco would expect to realize under the current sales portfolio. The prices shown in the table are intended to show how various market price scenarios may impact Cameco’s uranium revenue. This analysis makes a number of assumptions that are included as table footnotes.
As shown in the table, in the $20.00 (US) scenario, Cameco would expect the average realized price to exceed the spot price beginning in 2008, reaching almost 125% of the spot price by 2009. In the $100.00 (US) scenario, Cameco would achieve average realized prices of more than 80% of the spot price by 2013 and beyond.
Cameco Expected Average Realized Uranium Price — Constant Volumes
(In brackets, expressed as a % of Spot Price)
Current US $/lb U3O8

Spot Price	$20		$40		$60		$80		$100
2006	$19.50	(98%)	$20.00	(50%)	$20.50	(34%)	$20.75	(26%)	$21.25	(21%)
2007	$19.50	(98%)	$25.50	(64%)	$30.25	(50%)	$35.00	(44%)	$39.50	(40%)
2008	$21.50	(108%)	$31.25	(78%)	$40.25	(67%)	$48.75	(61%)	$57.00	(57%)
2009	$24.75	(124%)	$32.00	(80%)	$38.50	(64%)	$43.50	(54%)	$48.50	(49%)
2010	$27.00	(135%)	$35.75	(89%)	$45.50	(76%)	$52.25	(65%)	$59.00	(59%)
2011	$27.25	(136%)	$36.50	(91%)	$47.75	(80%)	$56.25	(70%)	$65.00	(65%)
2012	$27.25	(136%)	$37.25	(93%)	$50.50	(84%)	$61.75	(77%)	$72.75	(73%)
2013	$28.00	(140%)	$39.75	(99%)	$54.75	(91%)	$68.00	(85%)	$80.50	(81%)
2014	$27.75	(139%)	$40.00	(100%)	$55.25	(92%)	$69.00	(86%)	$82.00	(82%)
2015	$27.50	(138%)	$40.50	(101%)	$56.25	(94%)	$70.75	(88%)	$84.25	(84%)
2016	$27.00	(135%)	$40.55	(101%)	$56.50	(94%)	$71.50	(89%)	$85.25	(85%)
Key Assumptions (not adjusted for Cigar Lake water inflow incident):
•	2006 uranium sales volumes of more than 36 million pounds U3O8, dropping to 35 million pounds U3O8 in 2007 and then, for this analysis, an assumption of constant sales volumes at the 35 million pound level for the remainder of the period shown here,

•	utilities take maximum quantities where they can,

•	sales volume estimates assume no interruption in the company’s supply from its own production or from third parties,

•	2006 sales volumes are fully committed, 2007 sales volumes are almost all committed with commitments generally declining thereafter,

•	all uncommitted volumes are assumed to be delivered at the spot price,

•	the long-term price in a given year is assumed to be equal to the average spot price for that entire year,

•	all other price indicators are assumed to trend toward the spot price,

•	the average realized prices do not adjust for the deferred revenue resulting from the standby product loan agreements,

•	the average realized prices estimated at each price for 2006 include the actual average spot price for the first nine months of the year of $44.40 (US),

•	an inflation rate of 2.5%, and

•	current dollars are dollars in the year they are actually received or paid.
Uranium Contracting
As we have discussed in the past, our contracting objective is to secure a solid base of earnings and cash flow to allow us to maintain our core asset base and pursue growth opportunities over the long-term. Our contracting strategy focuses on reducing the volatility in our future earnings and cash flow, while providing both protection against decreases in market price and retaining exposure to future market price increases. This is a balanced approach, which we believe delivers the best value to our shareholders over the long-term.
The uranium market has been evolving over the past several months and our contracting strategy has shifted as well. Our current portfolio reflects a 60/40 mix of market-related and fixed pricing escalated by inflation mechanisms. Today our contracting is more focused on market related pricing. Consequently, we expect this ratio to change over time.
We will continue to focus on achieving longer contract terms of up to 10 years or more, floor prices that provide downside protection, and retaining an adequate level of upside potential. In general, most new offers today include price mechanisms with a 20% fixed and 80% market-related component. The fixed-price component generally is higher than the industry long-term price indicator at the time of offer and is adjusted by inflation. The market-related component will generally include an escalating floor price equivalent to about 75% to 80% of the spot price at the time of offer. No ceiling price is provided, however given other commercial terms in the contract, discounts off the spot market price may be offered at threshold levels that are at least 25% above market prices at the time of an offer.
In light of changing market conditions, and particularly high spot demand levels, Cameco is revisiting its approach to spot sales. In the future, Cameco may elect to maintain greater flexibility and take advantage of short-term opportunities by selling material directly in the spot market.
Cameco has previously discussed its opportunistic approach to buying uranium in the market. We look to purchase uranium in the spot market when we are confident that we can re-sell this material at a profit. The amount of material that we purchase varies from year-to-year depending on the opportunities available, but typically would amount to less than 10% of our annual sales deliveries. We take this approach to spot market purchases to generate profits, gather market intelligence and ensure price transparency.
To facilitate this strategy, we generally target to sell more uranium than we produce. The difference is supplied through a number of long-term purchase arrangements and spot market purchases. However, it is important to understand that the amount we are committed to sell in any given year is less than the stated target. For example, our annual target sales volume may be 35 million pounds, but what we have actually contracted to sell is less. If we cannot find profitable opportunities to purchase and resell into term contracts with near term deliveries, we have the flexibility to adjust our sales targets.
Cameco has a variety of supply sources including primary production, firm commitments for long-term purchases, inventories of six months forward sales (or equivalent to about 18 million pounds, including working inventory) and uranium from opportunistic purchases in the spot market.
We have positioned the company with significant security of supply, and have supplemented our inventory position with standby loan agreements, as discussed last quarter. All of these supply sources firmly reinforce Cameco’s position as a secure and reliable supplier in the uranium market.
In addition to these multiple supply sources, we have supply interruption language in our contracts, which we introduced several years ago. This supply interruption language provides Cameco with the right to reduce, defer or cancel volumes on a pro-rata basis if we experience a meaningful shortfall in planned production or deliveries of purchases under the highly enriched uranium agreement. Currently, this language protects about three-quarters of currently contracted volumes, and this percentage will rise as old contracts expire. All contracts contain standard force majeure language.
In addition, the baseload contracts put in place to support the development of Cigar Lake contain supply interruption language, which allows Cameco to reduce, defer or terminate deliveries in the event of any delay or shortfall in Cigar Lake production.
Uranium Market Update
Uranium Spot Market
The industry average spot price (TradeTech and UxC) on September 30, 2006 was $54.88 (US) per pound U3O8, up 20% from $45.75 (US) at June 30, 2006. This compares to $31.63 (US) on September 30, 2005 and $29.00 (US) on June 30, 2005.
Spot market volume reported for the third quarter of 2006 was 10.5 million pounds U3O8 for a total of 25.6 million pounds for the first nine months of the year. This compares to 4.7 million pounds in the third quarter of 2005 and 28.9 million pounds in the first nine months of 2005. Due to steady demand and limited availability of secure supply, prices continued to increase in the third quarter.
The majority of spot activity in the third quarter was from discretionary purchases by utilities, traders and investors. Utility purchases likely reflect inventory building while investment groups appear to be taking positions in a moving market. It is expected that spot market demand will increase in the fourth quarter while supply remains tight, adding upward pressure to the price.

Uranium Long-Term Market
The industry average long-term price (TradeTech and UxC) on September 30, 2006 was $54.50 (US) per pound U3O8, up 17% from $46.75 (US) at the end of June 2006. This compares to $32.50 (US) on September 30, 2005 and $30.00 (US) on June 30, 2005.
The long-term market remained active in the third quarter as utilities continue to seek secure supply with reliable primary suppliers in an effort to mitigate risk. Long-term contracting is expected to be well in excess of 200 million pounds in 2006, in the order of the 2005 contracted amount, and well above historic levels.
Uranium Operations Update
Uranium Production

Cameco’s share of production (million lbs U3O8)	Three months ended		Nine months ended
	Sept 30		Sept 30		2006 planned
	2006	2005	2006	2005	production
McArthur River/Key Lake	3.9	3.9	9.9	10.4	13.1
Rabbit Lake	1.1	1.4	3.7	4.5	5.7
Smith Ranch/ Highland	0.7	0.3	1.4	0.9	1.9
Crow Butte	0.2	0.2	0.5	0.6	0.7
Total	5.9	5.8	15.5	16.4	21.4
McArthur River/Key Lake
Cameco’s share of production at McArthur River/Key Lake was 3.9 million pounds for the third quarter of 2006 and 9.9 million pounds for the first nine months of 2006. Quarter-to-quarter variation in production is common and can result from planned maintenance shutdowns and normal variation in ore production.
Year-to-date production remains 5% lower than for 2005 primarily as a result of first quarter mill process difficulties that resulted from high concentrations of concrete in the uranium ore slurry. Concrete is introduced at McArthur River when mining adjacent to previously mined-out areas that have been backfilled with concrete. The installation of sand filters in the mill to improve the clarity of the uranium solution was largely completed in the third quarter and they were fully commissioned in early October.
Strong third quarter production output was very similar to that of the second quarter of 2006 and the third quarter 2005. We expect our share of production for the fourth quarter of 2006 to be 3.2 million pounds of U3O8. We anticipate achieving the licensed annual production limit by mid-December as no mill shutdowns are planned and a steady feed of ore with lower concentrations of concrete is forecast from McArthur River for the remainder of the year. For 2006, Cameco’s share of expected total production at McArthur River/Key Lake is 13.1 million pounds of U3O8.
At McArthur River, freeze-hole drilling for two new future mining zones advanced at a slower than expected rate due to technical challenges with drilling through frozen ground, difficulties sourcing supplies also used extensively in the oil drilling industry, and a shortage of freeze hole drillers.
The collective agreement for unionized employees at the McArthur River and Key Lake operations expired on December 31, 2005. Cameco and the United Steelworkers of America (USW) continued negotiations through the third quarter of 2006 and reached a tentative agreement on October 12, 2006. Ratification votes by the union local membership will be completed by early November.
As previously reported, we have applied to increase the annual licensed production limit at both the McArthur River mine and the Key Lake mill to 22 million pounds U3O8 (compared to the current 18.7 million pounds). This application has been undergoing a screening level environmental assessment (EA) as required by the Canadian Environmental Assessment Act with the Canadian Nuclear Safety Commission (CNSC) as the responsible authority.
The CNSC has focused on an evaluation of the longer-term environmental impact of low levels of selenium and molybdenum in the Key Lake mill’s effluent and the concentration of these substances in the downstream receiving environment.
Cameco has proposed an action plan to further reduce selenium and molybdenum discharges in the mill effluent. While we believe that the current level of control is protective of the environment and consistent with past EAs of the Key Lake operation, we also recognize that improvements can be made to further reduce levels of these two metals.
We are currently in discussions with the CNSC to finalize this action plan, which we anticipate will become a new licence condition in the Key Lake CNSC operating licence in the first quarter of 2007. The first phase of the action plan is expected to be in place later in 2007. This action plan to reduce the current level of these metals to the environment is expected to help advance the EA to increase the annual licensed production limit at the McArthur River mine and the Key Lake mill. While we cannot predict the outcome of this assessment, the parallel work on effluent loading reduction is expected to advance consideration of the proposal. We remain confident that we can incrementally increase production levels with minimal environmental effect.
In addition to obtaining approval for the EA, we also need to transition to new mining zones at McArthur River and to implement various mill revitalization and process modifications at Key Lake in order to sustain increased production levels. Mine planning, development and freeze hole drilling for the McArthur River transition is ongoing. We are kicking off a Key Lake revitalization pre-feasibility assessment in the fourth quarter of 2006. The Key Lake mill began production in 1983 and was built as a world-class facility. Given we expect to continue using Key Lake for many years into the future, reinvesting in this mill will help maintain our leadership position in uranium production.
Rabbit Lake
Rabbit Lake produced 1.1 million pounds of U3O8 during the third quarter and a total of 3.7 million pounds for the first nine months of 2006. Year to date, production remains lower than for 2005 as a result of a planned five-week mill maintenance shutdown in the third quarter and lower grade mill feed in the first quarter of 2006. Mine grade of new ore zones continues to meet expectations and total planned ore tonnage from the mine is on track. However, year-to-date ore grades remain lower than plan. The outlook for 2006 production is now 5.7 million pounds U3O8, down marginally from our original target of 5.9 million pounds.
We continue to work on the EA to process a little over one-half of the uranium from Cigar Lake ore at the Rabbit Lake mill beginning in the second to third year of Cigar Lake production, dependent on the production ramp-up. During the second quarter, we submitted a pre-assessment regulatory communication document and held technical meetings with representatives of regulatory agencies to review our planned approach. This communication approach is expected to streamline the environmental review process. Submission of the EA report is planned for November and we expect the first regulatory review meeting to be held by the end of 2006.
Reclamation of the A-Zone pit pond, previously mined out in 1997 was completed during the quarter. This project involved cutting a steel cell containment dyke below the water line to return this area to the adjacent lake. The reclamation project was carried out without incident and was well received by regulators and local communities.
At Rabbit Lake, we continue to encounter encouraging underground drilling results that will require further definition.
Smith Ranch-Highland and Crow Butte
Smith Ranch-Highland and Crow Butte in situ leach (ISL) mines produced 0.9 million pounds U3O8 in the third quarter of 2006. The operations are expected to produce 2.6 million pounds in 2006, up slightly from our original target of 2.4 million pounds.
Uranium Projects Update
Cigar Lake
Cameco began construction of the Cigar Lake mine on January 1, 2005. As previously disclosed, Cameco experienced a water inflow into the second shaft in April of 2006.
On Monday, October 23, 2006 Cameco reported a second inflow at Cigar Lake following a rock fall in a future production area that had previously been dry. Efforts were made to contain the inflow and protect the main shaft and key underground infrastructure by closing two bulkhead doors. However, one of the doors did not seal properly, allowing significant water to flow into the processing area. Attempts to fully seal the door were not successful and the inflow exceeded capacity to pump the water out. All underground areas of the Cigar Lake project have filled with water.
Everyone was safely evacuated from the mine, no injuries were sustained and there was no impact on the environment.
Cameco engineers and consultants are on site working on plans to restore underground access to the Cigar Lake project in response to the water inflow incident. International experts are assisting with options and developing a remediation plan. We anticipate that a phased plan will be in place within three months outlining a preferred option and several alternatives.
Most of the alternatives under consideration involve drilling from the surface and isolating the source of the inflow from the underground workings by using grouting or freezing techniques and then pumping the water out of the mine.
Discussions are under way with relevant authorities to review the incident and chart a regulatory path to ensure timely review of remediation plans. The existing environmental assessment of the Cigar Lake project allows for mine remediation from the surface in case of flooding.
Despite the water inflow incident, Cameco remains confident that it will be able to complete the development of and mine the Cigar Lake orebody. Nevertheless, given this unexpected incident, it is necessary to analyze the implications on reserve classification.
Proven reserves are based on “measured” resources, which are resources in which we have the highest degree of geological knowledge and confidence. To be classified as proven reserves, we evaluate our level of confidence in a number of factors, such as mining, metallurgical, processing, marketing, legal, environmental, social, and governmental. If our confidence level changes in one or more of these factors, reserves may be downgraded from proven to probable even if the orebody remains economic to mine.
In the case of Cigar Lake, given that a remediation plan is still being developed there are a number of unknowns, such as changes (if any) to the development and/or mining plan, production schedule and additional capital expenditures. Once we receive clarification on these uncertainties, we will be in a better position to evaluate if Cigar Lake reserves will need to be reclassified from proven to probable.
In addition, based upon our current information and the value of the deposit, taking into account the “reserves and resources guidelines” from the Canadian Institute of Mining, Metallurgy and Petroleum, we believe that the incident will not result in a conversion of the reserves to resources. A conversion to resources would signify that there is insufficient information to indicate that it is economic to mine.
Cost estimates, project timelines and effect on reserves, if any, will be provided after the completion of the full assessment, which is underway.
The above disclosure of scientific or technical information regarding Cigar Lake was prepared under the supervision of Alain Mainville, geologist and professional geoscientist, who is the manager, mining resources at Cameco, and Barry Schmitke, who is a professional engineer and employed by Cameco as the general manager of the Cigar Lake project, who are both qualified persons for the purpose of National Instrument 43-101.
Given the previously discussed contracting strategy, Cameco has adequate contractual protections in place to meet its product delivery obligations.

During the fourth quarter, we will estimate the value of the assets lost underground at Cigar Lake due to the water inflow and this will be expensed in the fourth quarter.
Inkai
At the Inkai ISL project in Kazakhstan, there are two production areas currently in development (blocks 1 and 2). At block 1, construction is under way for the commercial processing facility. In 2007, we expect to complete construction and begin commissioning the commercial facility, subject to regulatory approvals. We expect startup of production in late 2007 with commercial production to follow in 2008 after a ramp up period.
At block 2, the test mine produced about 0.3 million pounds U3O8 during the third quarter of 2006 (Cameco’s share is 60%). Approval was received in 2005 to increase the test mine’s capacity to 0.8 million pounds U3O8. Production from the expanded facility started in the second quarter of 2006. Planned production for the test mine in 2006 is expected to total 0.8 million pounds U3O8. We plan to apply for a mining licence in 2007 for block 2. Commercial development of block 2 is planned for 2008.
As previously reported, production from blocks 1 and 2 is expected to total 5.2 million pounds by 2010.
Uranium Exploration Update(1)
Millennium
We completed six drill holes for a total of 3,035 metres at the Millennium project during the third quarter. The two holes, drilled in the second quarter of 2006 and located 800 metres and 2,500 metres north of the deposit, were completed but no mineralization was encountered.
During the third quarter, two additional holes (directional off-cuts) were completed within the deposit to confirm continuity of mineralization and both returned significant mineralized intercepts. Assay results are pending. The best hole returned 10.5% equivalent U3O8 over 28.5 metres.
Regional Exploration
During the third quarter of 2006, we continued drilling on several projects including Rabbit Lake, Dawn Lake, McArthur River, Virgin River and Southwest Athabasca.
On the Collins Creek prospect, situated within the Dawn Lake project and six kilometres south of the Dawn Lake deposits, we completed nine drill holes during the third quarter, bringing the total number of holes for the year to 27. The best hole returned 18.3% U3O8 over 7.8 metres. An initial resource estimate will be undertaken in early 2007.

(1)	All references to mineralized intercept thicknesses are expressed as drilled lengths and do not represent true width. Reference to uranium grade is based upon down hole radiometrics unless otherwise indicated.

FUEL SERVICES
Highlights

	Three months ended		Nine months ended
	Sept 30		Sept 30
	2006	2005	2006	2005
Revenue ($ millions)	39	39	141	95
Gross profit (loss) ($ millions)	(3)	5	13	22
Gross profit (loss)%	(8)	13	9	23
Earnings (losses) before taxes ($ millions)	(3)	4	11	21
Sales volume (million kgU)(1)	4.3	4.2	11.9	9.6
Production volume (million kgU)	3.4	2.4	9.2	8.6

(1)	Kilograms of uranium
Fuel Services Results
The current results and outlook for fuel services reflect the deferral of revenue and the associated costs on conversion services deliveries of 0.7 million kgU, related to the standby product loan agreements discussed under the uranium business segment. The effect of the deferral was a decrease in reported revenue of $6 million. Gross profit on the deferred conversion services deliveries was marginal.
As in the case of the deferred uranium revenue, the timing of cash receipts on the deferred revenue is the same as on any other sale executed during the quarter and is unaffected by the accounting treatment for the revenue. As a result, cash flows are not impacted by the deferral. Cameco will recognize the deferred revenue and associated costs when the loan agreements are terminated in 2008 and 2009, or if drawn upon, when the loans are repaid and that portion of the facility is terminated.
Third Quarter
In the third quarter of 2006, revenue from our fuel services business was unchanged at $39 million compared to the same period in 2005, due to a decline in the realized selling price and the deferral of revenue related to product loans being offset by the inclusion of Zircatec revenue. Most conversion sales are at fixed prices and have not yet fully benefited from the recent significant increase in UF6 spot prices. Sales volumes were unchanged compared to 2005.
Total cost of products and services sold, including DDR, was $42 million compared to $34 million in 2005. This increase was attributable to the inclusion of Zircatec’s cost of sales and higher costs for purchased conversion, which have trended up with the rise in the UF6 spot price.
In the third quarter of 2006, we recorded a loss of $3 million compared to earnings before taxes of $4 million for the same period of 2005. The loss was due to the higher cost of purchased conversion and a delay in sales at Zircatec from the third to the fourth quarter.

Year to Date
In the first nine months of 2006, revenue from our fuel services business rose by 48% to $141 million compared to the same period in 2005, as a result of the inclusion of revenue from Zircatec and a 24% increase in conversion deliveries. The timing of deliveries of nuclear products within a calendar year is at the discretion of customers. A 2% decrease in the realized selling price partially offset the effect of the higher deliveries. Most conversion sales are at fixed prices and have not yet fully benefited from the significant increase in UF6 spot prices.
Year to date total cost of products and services sold, including DDR, was $128 million in 2006 compared to $73 million in 2005. The increased costs are attributed to the rise in conversion sales volume, the inclusion of Zircatec’s cost of sales and higher costs for purchased conversion, which have trended up with the rise in the UF6 spot price.
In the first nine months of 2006, earnings before taxes from the fuel services business declined to $11 million from $21 million in the same period of 2005. The lower profitability was due to the higher cost of purchased and produced product.
Fuel Services Outlook for Fourth Quarter 2006
For the fourth quarter of 2006, our fuel services revenue is projected to be about double that of the third quarter due to an expected increase in deliveries and a rise in the selling price. We expect the gross profit to be significantly higher than in the third quarter.
Fuel Services Outlook for the Year 2006
Cameco expects 2006 revenue from the fuel services business to be nearly 50% higher than in 2005 due to an anticipated 10% increase in deliveries, a 5% improvement in the average realized selling price, plus the inclusion of sales from Zircatec. We project the gross profit margin to be 15%, down from 18% reported in 2005, as the expected increase in the unit cost is likely to more than offset the higher anticipated price.
Conversion services sales volume in 2006 is expected to total 19.0 million kgU, of which revenue will be recognized on 18.2 million kgU in 2006. This compares to sales of 16.6 million kgU in 2005.
The outlook for the fourth quarter and the 2006 financial results for the fuel services business segment are based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, and prices,

•	no disruption of supply from our facilities or third-party sources, and

•	a US/Canadian spot exchange rate of $1.12.
Fuel Services Price Sensitivity Analysis
The majority of fuel services sales are at fixed prices with inflation escalators. In the short term, Cameco’s financial results for fuel services are relatively insensitive to changes in the spot price for conversion. The newer fixed-price contracts generally reflect longer-term prices at the time of contract award. Therefore, in the coming years, our contract portfolio for conversion services will be positively impacted by these higher fixed-price contracts.
UF6 Conversion Market Update
Spot and long-term UF6 conversion prices remained unchanged during the quarter for North American and European conversion services.
Outlined below are the industry average spot market prices (TradeTech and UxC) for North American and European conversion services.

	Sept 30/06	June 30/06	Sept 30/05	June 30/05
Average spot market price ($US/kgU)
• North America	11.63	11.63	11.50	11.75
• Europe	12.00	12.00	11.50	11.75
Outlined below are the industry average long-term prices (TradeTech and UxC) for North American and European conversion services.

	Sept 30/06	June 30/06	Sept 30/05	June 30/05
Average long-term price ($US/kgU)
• North America	12.25	12.25	12.00	11.88
• Europe	13.50	13.50	13.13	12.63
Fuel Services Operations Update
Production
Blind River Refinery
At our Blind River refinery, we continue to utilize unused production capacity to produce additional UO3 required to supply Springfields Fuels Ltd. (SFL) in addition to the Port Hope requirements. Production for the third quarter was 3.2 million kgU compared to 3.0 million kgU in the third quarter of 2005. Production in the first nine months was 13.5 million kgU compared to 11.2 million kgU for the same period in 2005. We expect to produce 18.0 million kgU for the year, our plant licence capacity limit. Annual production in 2005 was 15.1 million kgU.
Blind River is currently conducting two EAs. The first is to add pollution abatement equipment to the exhaust of the incinerator to comply with pending Canadian guidelines. We have submitted the EA study report to the CNSC. The report is in the final stages of approval and we expect the final draft of the Screening Level report to be presented to the CNSC in November. The second EA is for the proposed annual capacity increase to 24 million kgU. The study report is in the final stages of preparation and we expect to submit it to the CNSC in the fourth quarter of 2006.

We have filed an application with the CNSC for a five-year licence renewal rather than the previously reported one-year licence extension. We initially thought that an extension on the licence renewal would allow us enough time to complete the EA process for capacity increase, amend the licence for the increase and apply for licence renewal. It has become apparent that it is more straightforward to complete each of these steps separately. The first hearing for the licence renewal was held on October 5, 2006 before the CNSC. The second hearing is scheduled for mid December 2006.
We temporarily stopped shipping UO3 from Blind River to SFL during the quarter to improve shipping procedures. The supply interruption did not affect production at SFL because of sufficient inventory of material on site. Shipping activities have resumed.
Port Hope Conversion Facility
We produced 3.2 million kgU as UF6 and UO2 in the third quarter of 2006 compared to 2.4 million kgU in the third quarter of 2005 at our Port Hope conversion plants. The higher production reflects a change in the scheduling of the annual month-long plant maintenance, which took place in April 2006. In 2005, the scheduled maintenance took place in July. Production efficiencies were gained as a result of an earlier planned maintenance schedule.
Production for the first nine months of 2006 was 8.6 million kgU, equivalent to the same period for 2005. Earlier in the year, fluorine generation capacity restrictions and mechanical failures of some plant equipment negatively affected production. Recently, we have made significant gains in increasing the fluorine generation capacity of the plant.
We expect to produce 12.1 million kgU for the year, which is below our initial annual target of 14.2 million kgU due to the impact of the fluorine capacity restrictions and plant equipment failures. In 2005, 11.4 million kgU were produced.
We have significantly increased our community outreach program in Port Hope through the implementation of a number of activities. To date we have had four community liaison forums, produced as many community newsletters, hosted an open house at our facility and put on a large exhibit at the Port Hope Fall Fair, where more than 4,000 guests attended to learn more about Cameco and Zircatec’s operations.
We filed an application with the CNSC for a five-year licence renewal for the conversion facility and the first of two hearings was held on October 4, 2006. The second hearing is scheduled for the end of November in Port Hope.
We also filed our project description for the Vision 2010, a project to clean up and modernize the Port Hope conversion facility site, with the CNSC. They advised that the project will be subject to a comprehensive environmental study to meet Canadian Environmental Assessment Agency (CEAA) requirements. The scope of the required EA study has not been prepared or issued by the CNSC yet.

Fuel Manufacturing
As we acquired Zircatec on February 1, 2006, the reporting of production in 2006 will be for 11 months of the year. The 11-month target for 2006 was 749,000 kgU. Production from February 1, 2006 to September 30, 2006 was more than 519,000 kgU. We anticipate a small production shortfall for the year due to challenges with equipment and an insufficient number of operators. We expect to make up the shortfall in early 2007, when the demand for deliveries is lower.
We filed an application with the CNSC for a five-year licence renewal in August 2006. The first of two hearings before the CNSC was on October 4, 2006 in Ottawa and the second hearing is scheduled for the end of November in Port Hope. Originally the licence application included an amendment to work with larger amounts of slightly enriched uranium (SEU) to allow commercial manufacturing of the new fuel bundles to meet the Bruce B reactor requirements. The CNSC carried out a new review of the licence application under CEAA and concluded, contrary to a past decision, that a new screening level EA was required to support the licence amendment. The licence renewal hearings are proceeding on the basis of a renewal of the existing licence. We expect to apply for an amendment to the licence once the EA has been approved. The scope and schedule of the EA will be determined by the CNSC.
To date, 19 new fuel demonstration irradiation bundles have been manufactured and seven remain to be made. Six of these have been placed in the Bruce B reactors.
Zircatec has worked closely with the conversion facility on several events to improve communication with the public, including evening information sessions and a large display at the Port Hope Fall Fair.
NUCLEAR ELECTRICITY GENERATION
These results reflect the new partnership structure that was created on October 31, 2005 following the division of the Bruce Power site assets between Bruce B operations (Bruce Power Limited Partnership or BPLP) and Bruce A operations (Bruce Power A Limited Partnership or BALP). Effective November 1, 2005, Cameco’s 31.6% interest in BPLP includes the four Bruce B units and does not include the A units.
Immediately following the restructuring, Cameco began to proportionately consolidate its share of BPLP’s financial results. Our move to this new method of accounting was driven by incremental changes to the partnership agreement, which resulted in joint control among the three major partners. Proportionate consolidation is required for investments in jointly controlled entities. For the first nine months of 2006, our results reflect a four-unit operation, which is accounted for on a proportionate basis. For the first nine months of 2005, our financial results reflected a six-unit operation, which was accounted for on an equity basis.

Highlights
Bruce Power Limited Partnership (100% basis)(1)

	Three months ended		Nine months ended
	Sept 30		Sept 30
	2006	2005	2006	2005
Output — terawatt hours (TWh)	6.5	9.1	19.8	24.6
Capacity factor (%)(2)	92	88	94	80
Realized price ($/MWh)	48	70	49	58
Average Ontario electricity spot price ($/MWh)	46	86	48	67
($ millions)
Revenue	312	635	964	1,431
Operating costs(3)	206	310	577	944
Cash costs
- operating & maintenance(4)	135	200	366	617
- fuel	17	21	48	58
- supplemental rent(5)	28	41	85	124
Non cash costs (amortization)	26	48	78	145
Income before interest and finance charges	106	325	387	487
Interest and finance charges	12	18	35	52
Earnings before taxes	94	307	352	435
Cash from operations	194	300	433	511
Capital expenditures	32	87	65	240
Operating costs ($/MWh)	33	35	30	39
Distributions	135	165	415	215

(1)	In 2006, BPLP consists of the four B units, while in 2005 it included six units (four B and two A units).

(2)	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

(3)	Net of cost recoveries, of which the majority are related to the common costs recovered from BALP.

(4)	Due to the inclusion of a $14 million recovery from Bruce A in supplemental rent, first quarter reporting of supplemental rent was overstated and operating & maintenance costs were understated (net effect on costs is zero). For the nine months ended September 30, 2006, first quarter results have been adjusted to reflect the correct treatment.

(5)	Supplemental rent is about $28.3 million per operating reactor for 2006.
In the third quarter of 2006, BPLP generated cash from operations of $194 million compared to $300 million in the third quarter of 2005. The decrease reflects a lower realized price as a result of significantly weaker spot electricity prices. Capital expenditures for the third quarter of 2006 totalled $32 million compared to $87 million during the same period in 2005.
BPLP also distributed $135 million to the partners in the third quarter. Cameco’s share was $43 million. The partners have agreed that all future excess cash will be distributed on a monthly basis and that separate cash calls will be made for major capital projects.

Cameco’s Earnings from BPLP

	Three months ended		Nine months ended
	Sept 30		Sept 30
($ millions)	2006	2005	2006	2005
BPLP’s earnings before taxes (100%)	94	307	352	435
Cameco’s share of pre-tax earnings before adjustments	30	97	111	137
Proprietary adjustments	1	—	4	4
Pre-tax earnings from BPLP	31	97	115	141
Third Quarter
Earnings Before Taxes
Cameco’s pre-tax earnings from BPLP amounted to $31 million during the third quarter compared to $97 million during the same period in 2005. This decrease in 2006 is due to a lower realized price, partially offset by lower operating costs.
Output
BPLP achieved a capacity factor of 92% in the third quarter of 2006, compared to 88% in the same period of 2005. During the third quarter of 2006, the BPLP units generated 6.5 TWh of electricity compared to 9.1 TWh in 2005, which included output from the two operating Bruce A units throughout the entire quarter.
Outlined below are the maintenance activities for BPLP that occurred during the third quarter of 2006.
Planned Outages

Bruce B Unit 8	•	Expected to return to service in early November following its planned maintenance outage that began September 9. During this outage, workers will replace low-pressure turbine blades, perform maintenance on the unit’s steam generators, inspect fuel channels and perform routine maintenance on other systems and components.
Unplanned Outages

Bruce B Unit 5	•	Returned to service on September 21 following an outage that began September 19 when an interruption of water pressure on the non-nuclear side of the station caused the turbine to trip.
During the third quarter of 2006, the B reactors were offline for 24 days, including two days due to unplanned outages. In the third quarter of 2005, the B reactors experienced 32 days of planned maintenance and 11 days of unplanned outages.

Price
For the third quarter of 2006, BPLP’s electricity revenue decreased to $312 million from $635 million over the same period in 2005 due to lower output from a four-unit site and lower spot prices.
The realized price achieved from a mix of contract and spot sales averaged $48 per MWh in the quarter, down from $70 per MWh in the same quarter of 2005. During the quarter, the Ontario electricity spot price averaged $46 per MWh, compared to $86 per MWh in the third quarter of 2005. The lower spot prices during the quarter were attributable to reduced demand due to moderate weather, lower natural gas and coal prices and better performance of coal-fired and nuclear plants.
To reduce its exposure to spot market prices, BPLP has a portfolio of fixed-price sales contracts. During the third quarter of 2006, about 53% of BPLP output was sold under fixed-price contracts, up from the 40% level during the same period in 2005.
Cameco provides guarantees to customers under these contracts of up to $91 million. At September 30, 2006, Cameco’s actual exposure under these guarantees was $10 million. In addition, Cameco has agreed to provide up to $133 million in guarantees to CNSC and $58 million to Ontario Power Generation (OPG) to support other Bruce Power commitments. Of these amounts, corporate guarantees have been issued for $24 million to CNSC and $58 million to OPG at September 30, 2006.
Costs
Operating costs (including amortization) were $206 million in the third quarter of 2006, compared with $310 million in the same period of 2005. About 95% of BPLP’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per MWh basis, the operating cost in the third quarter of 2006 was $33, compared with $35 in the third quarter of 2005.
Year to Date
Earnings Before Taxes
For the nine months ended September 30, 2006, BPLP earnings before taxes were $352 million compared to $435 million in 2005. Fewer days lost to planned outages to date in 2006, combined with substantially fewer forced outages, have contributed to a substantially higher capacity factor and reduced unit operating costs. However, lower electricity spot prices offset these gains.
Output
For the first nine months of the year, the BPLP units achieved a capacity factor of 94%, compared with 80% in the same period last year. These units produced 19.8 TWh during the first nine months of 2006 compared to 24.6 TWh over the same period last year. The decrease primarily reflects the loss of output from the A units, partially offset by higher output from the B units.

Price
For the first nine months of 2006, BPLP’s electricity revenue totalled $964 million, compared to $1,431 million in the first nine months of 2005. During the period, BPLP’s realized price averaged $49 per MWh from a mix of contract and spot sales compared with $58 per MWh during the same period last year. The Ontario electricity spot price averaged about $48 per MWh during the first nine months of the year, compared to $67 per MWh a year ago.
During the first nine months of 2006, about 50% of BPLP’s output was sold under fixed-price contracts compared to 47% in the same period in 2005.
Costs
For the first nine months of 2006, operating costs were $577 million, compared with $944 million in the same period in 2005. This decrease primarily reflects the costs of a four-unit site in 2006 versus the six-unit site in 2005, and higher costs associated with planned and forced outages in 2005.
BPLP’s Outlook for Fourth Quarter 2006
Fourth quarter earnings from BPLP are projected to be 10% lower than the third quarter of 2006. Results, however, are sensitive to the Ontario electricity price and the operating performance of the BPLP units.
BPLP’s Outlook for 2006
In 2006, capacity factors for the B units are expected to average in the low 90% range compared to 79% in 2005. After investing significant capital on refurbishing the B units over the past few years, we anticipate a significant reduction in time and expenditure on refurbishment programs in 2006, with only one planned outage. The planned outage began in early September, and is expected to return to service in early November.
BPLP earnings in 2006 are projected to be 15% to 20% less than in 2005 mainly due to expected lower electricity prices, which were very strong in 2005.
The fourth quarter and 2006 earnings outlook for BPLP assumes the B units will achieve their targeted capacity factor and that there will be no significant changes in current estimates for costs and prices.
Electricity Price Sensitivity Analysis
BPLP has 13 TWh sold under fixed-price contracts for 2006. This would represent about 50% of Bruce B generation at its planned capacity factor. For the remainder of 2006, a $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from BPLP by about $1 million.

GOLD
Cameco owns about 53% of Centerra, which is listed on the Toronto Stock Exchange (TSX). Centerra owns and operates two mines, Kumtor which is located in the Kyrgyz Republic and Boroo located in Mongolia.
Financial Highlights

	Three months ended		Nine months ended
	Sept 30		Sept 30
	2006	2005	2006	2005
Revenue ($ millions)	86	94	314	324
Gross profit ($ millions)	10	23	90	85
Gross profit %	12	24	29	26
Realized price (US$/ounce)	617	429	595	423
Sales volume (ounces)	124,000	178,000	464,000	624,000
Gold production (ounces)(1)	126,000	194,000	444,000	621,000

(1)	Represents 100% of production from the Kumtor and Boroo mines.
Gold Results
Third Quarter
In the third the quarter of 2006, Cameco recorded the proceeds of a $15 million ($7M net of tax and minority interest) insurance settlement related to the 2002 pit wall failure at the Kumtor gold mine. For the three months ended September 30, 2006, revenue from our gold business decreased by $8 million to $86 million compared to the third quarter of 2005, and the gross profit margin decreased to 12% from 24%. The lower revenue was primarily a result of lower production at Kumtor following the pit wall movement in July 2006, partially offset by increased gold prices and slightly higher production at Boroo. The realized price for gold rose to $617 (US) per ounce in the quarter compared to $429 (US) per ounce in the third quarter of 2005, due to higher spot prices.
Kumtor’s production was 53,000 ounces compared to 123,000 ounces in the third quarter 2005. This decrease was also due to a lower mill head grade that averaged 1.6 grams per tonne (g/t) in the quarter compared to 3.4 g/t in the same period in 2005.
Production at Boroo was 73,000 ounces in the quarter compared to 71,000 ounces in the third quarter of 2005. The average head grade of ore fed to the mill was 4.2 g/t compared to 4.1 g/t in the same period last year.
Year to Date
In the first nine months of 2006, revenue from our gold business decreased by $10 million to $314 million compared to $324 million in 2005, while the gross profit margin increased to 29% from 26%. The decline in revenue was attributable to lower production at Kumtor and Boroo being largely offset by increased gold prices. The realized price for gold rose to $595(US) per ounce in the first nine months compared to $423(US) per ounce in 2005, due to higher spot prices.
Kumtor’s production for the nine months was 241,000 ounces compared to 403,000 ounces in 2005. This decrease was due to the pit wall movement that occurred in July 2006 and a lower mill head grade that averaged 2.3 g/t in the period compared to 3.6 g/t in the same period in 2005.
Production at Boroo was 203,000 ounces for the nine months compared to 218,000 ounces in 2005. The average head grade of ore fed to the mill was 4.1 g/t compared to 4.4 g/t in the same period last year.
Gold Market Update
The average spot market gold price during the nine months of 2006 was $601 (US) per ounce, an increase of 39% compared to $431 (US) per ounce in 2005.
Gold Outlook for the Year 2006
At Kumtor, production for the full year 2006 is expected to be about 300,000 ounces of gold.
At Boroo, on a 100% basis, we continue to expect production of 270,000 to 275,000 ounces of gold in 2006.
Overall, we now expect production in 2006 of 570,000 to 575,000 ounces of gold.
Gold Price Sensitivity Analysis
For the remainder of 2006, a $25.00 (US) per ounce change in the gold spot price would change Cameco’s revenue by about $4 million (Cdn), cash flow by about $4 million (Cdn) and net earnings by about $2 million (Cdn).
Political Update
Kyrgyz Republic
The political situation in the Kyrgyz Republic continued to evolve over the course of the third quarter of 2006. Opposition parties continue to demand constitutional reforms and other changes. Anti-government demonstrations are planned for November 2, 2006. The government is working on a long-term economic development plan that may include strategic decisions with respect to the interest of JSC “Kyrgyzaltyn” in Centerra.
The Kumtor Gold Company is engaged in negotiation of the next collective labour agreement with the Kumtor Trade Union leadership. The current agreement expires on December 31, 2006. These negotiations are proceeding in a normal course manner and work stoppages are not expected at this time.

Centerra has given notice of its intention to bring two disputes with the government to international arbitration related to land use taxes and regulation of wages for high altitude work. Centerra believes that it is unlikely to result in a material change to its financial position.
Mongolia
Centerra is currently in discussions with the government of Mongolia regarding amendments to its existing Boroo stability agreement and the negotiation of a stability agreement (called an investment agreement under the newly-enacted minerals law) with respect to its Gatsuurt project. The purpose of these negotiations is to conclude definitive agreements that will provide continued long-term stability to Boroo and enable the prompt development and long-term stability of the Gatsuurt project.
Pit Wall Ground Movement at Kumtor
A pit wall ground movement occurred at the Kumtor mine site on July 13, 2006, involving a significant portion of the northeast wall. The ground movement did not reduce the amount of reserves in the pit because it was within the ultimate life-of-mine pit design.
The fallen rock delayed access to ore from this area in the mine representing about 125,000 ounces of scheduled 2006 production. Centerra has re-sequenced mining of the orebody and will continue to mill at full capacity. Gold production at Kumtor in 2006 is expected to be about 300,000 ounces. Gold production in 2007 is expected to be 440,000 to 475,000 ounces of gold.
NUCLEAR INDUSTRY DEVELOPMENTS IN 2006
Canada
Bruce Power has applied to the CNSC for a licence to prepare its site for construction of potential new reactors. As part of its economic analysis, Bruce Power will study whether it is more cost effective to build new reactors instead of refurbishing the existing four B units and one A unit. Bruce Power will also consider the possibility of both refurbishing the existing units and augmenting capacity with a third power plant at the Bruce site.
Ontario Power Generation (OPG) has also applied to the CNSC for a licence to prepare its Darlington site for the construction of potential new reactors. The CNSC will review the application and decide what level of EA is required.
United States
On July 26, the US House of Representatives passed legislation authorizing a civilian nuclear energy agreement with India. The “US and India Nuclear Co-operation Promotion Act” passed by an overwhelming vote of 359-68. In March, the US and India agreed that India would place its civilian nuclear facilities under international safeguards in return for full civilian nuclear co-operation with the US and the 45-nation Nuclear Suppliers Group (NSG). The US Senate is expected to vote on similar legislation in November.

On August 1, Entergy applied to the Nuclear Regulatory Commission (NRC) to renew the operating licence for its single-unit FitzPatrick plant in New York for an additional 20 years. The 825 MWe boiling water reactor is currently licensed to operate until 2014. On September 15, PPL Susquehanna Inc submitted an application to the NRC for a 20-year renewal of the operating licences for its two 1,180 MWe boiling water reactors located in Pennsylvania. The current licence for unit 1 expires in 2022, while that of unit 2 expires in 2024. On October 4, Wolf Creek Nuclear Operating Corporation applied to the NRC to renew the operating licence for its single-unit pressurized water reactor located in Kansas. The 1,165 MWe unit is currently licensed to operate until 2025. Of the 103 US reactors, 44 have been granted life extensions, while operators of 34 reactors have applied for or have indicated their intent to apply for life extensions.
On September 29, Exelon informed the NRC that due to an expected surge in electricity demand and nuclear power’s lack of greenhouse gas emissions, the company will seek a combined Construction & Operating Licence (COL) for a potential new nuclear power plant in Texas at a location that has yet to be determined. Exelon plans to file a licence application for the plant in 2008.
On August 31, TXU Corporation announced that following the construction of 9,100 MWe of new coal-fired capacity, it may build two (and up to six) new nuclear power reactors to meet growing demand in Texas and diminish the utility’s vulnerability to increased gas prices. Two units may be added to the Comanche Peak plant with potential additional units at one or two other sites in the region, totalling 2,000 — 6,000 MWe by 2020. TXU expects to file for a combined COL with the NRC late in 2008.
On August 15, Southern Nuclear Operating Company filed an application with the NRC for an Early Site Permit (ESP) in order to obtain pre-approval to locate new nuclear units at its Vogtle plant in Georgia. Southern has already announced plans to file for a combined COL in 2008.
In the US, 14 entities are proceeding with applications for either an ESP or a combined COL for potential new nuclear plants. As many as 30 units are now being considered for potential new build.
In August, the US Department of Energy (DOE) met with nuclear industry participants to discuss DOE’s long-term plan for sales of uranium inventories. The DOE made clear that it would like to sell its inventory in a manner that does not disrupt the market and supports the burgeoning nuclear renaissance, and is soliciting feedback from the industry on how to achieve this. DOE presented a hypothetical 10-year sales program that included sales of about 5 million pounds per year in the 2006 through 2015 time frame, totaling 50 million pounds U3O8 equivalent. Year-to-date 2006, the DOE has sold almost 3 million pounds U3O8 equivalent. DOE inventories are in a variety of forms, and much of it requires further processing before being saleable. Industry media coverage has included a number of suggestions for dealing with DOE inventories including extending the moratorium period on the US stockpile from 2009 to 2013 as a backstop for Russian HEU deliveries, as well as reserving some inventory to be used in initial cores for new US reactors.

Other
British Energy announced that it would be taking two units offline, one each at its Hunterston B and Hinkley Point B nuclear plants, for early inspections into possible boiler tube cracking. The output of Hunterston B and Hinkley B has currently been lowered and preparations are being made to shut down the units for inspections and necessary repair work. The company has not stated when the two units will return to service. Both units are currently licensed to operate until 2011 and have a combined net capacity of over 1,200 MWe. British Energy owns and operates eight nuclear power stations in the UK with a combined net capacity of over 9,600 MWe. Currently, only one of eight plants is operating normally with others in need of repairs, operating at reduced capacity or offline.
In Sweden, the Conservative-led coalition, which won the September 2006 national election, has announced that no political decision will be taken on phasing out nuclear power during the government’s 2006-2010 term in office. The new Swedish prime minister, Fredrik Reinfeldt, announced that no construction of new reactors will be planned during his term and that operating licences will not be issued for the two 600 MWe reactors that have been shut down at the Barseback plant. However, the government will consider requests to increase nuclear capacity through major power uprates. Sweden currently has 10 units in operation with a gross generating capacity of 9,200 MWe, supplying about 45% of Sweden’s electricity.
The Argentine government has announced a $5.3 billion (US) strategic plan for the country’s nuclear power sector. The plan involves completing the country’s long-delayed third reactor and extending the life of the first two, which have been operating since 1974 and 1983. A resumption of uranium mining and enrichment is also part of the plan. Argentina currently receives about 8% of its electricity from nuclear power.
The G8 leaders meeting held in St. Petersburg in July singled out the development of nuclear energy as an important component of global energy security while simultaneously reducing harmful air pollution and addressing the climate change challenge. The G8 reaffirmed their objective set out in the 2004 G8 Action Plan on non-proliferation to allow all countries to have reliable access to nuclear energy on a competitive basis.
LIQUIDITY AND CAPITAL RESOURCES
The following represents the material changes in liquidity and capital resources since June 30, 2006.
During the period, Cameco established $300 million (US) of letter of credit facilities for a four-year term to support its standby product loan facilities, and cancelled an unused $5 million (US) letter of credit facility. Cameco also extended its $500 million revolving credit facility by one year to be available until November 30, 2011.

Commercial Commitments
Commercial commitments at September 30, 2006 decreased by 7% to $299 million from $320 million at June 30, 2006. Our obligations to provide financial guarantees supporting BPLP decreased by $22 million, while standby letters of credit increased by $1 million to the end of the quarter. At September 30, 2006, commercial commitments included standby letters of credit of $207 million and financial guarantees for BPLP of $92 million.
Credit Ratings
The following table provides Cameco’s third party ratings for our commercial paper, senior debt and convertible debentures, as of September 30, 2006:

Security	DBRS	S&P
Commercial Paper	R-1 (low)	A-1 (low)*
Senior Unsecured Debentures	A (low)	BBB+
Convertible Debentures	BBB (high)	Not Rated

*	A-1 (low) is the Canadian National Scale Rating while the Global Scale Rating is A-2.
Debt
In addition to cash from operations, debt is used to provide liquidity. Cameco has sufficient borrowing capacity to meet its current requirements with access to about $740 million in unsecured lines of credit.
Commercial lenders have provided a $500 million five-year unsecured revolving credit facility, available until November 30, 2011. Upon mutual agreement the facility can be extended for an additional year. In addition to direct borrowings under the facility, up to $100 million can be used for the issuance of letters of credit and, to the extent necessary, up to $400 million may be allocated to provide liquidity support for the company’s commercial paper program. The facility ranks equally with all of Cameco’s other senior debt. At September 30, 2006, there were no amounts outstanding under this credit facility.
Various financial institutions have entered into agreements to provide Cameco up to approximately $240 million in short-term borrowing and letter of credit facilities. These arrangements are predominantly used to fulfill regulatory requirements to provide financial assurance for future decommissioning and reclamation of our operating sites. At September 30, 2006, outstanding letters of credit amounted to $207 million.
Cameco may borrow directly from investors by issuing up to $400 million in commercial paper. At September 30, 2006, there were no amounts outstanding under the commercial paper program.

Product Loan Facilities
Cameco has arranged for standby product loan facilities with two of its customers. The arrangements, which were finalized in June and July of 2006, allow Cameco to borrow up to 5.6 million pounds U3O8 equivalent over the period 2006 to 2008 with repayment in 2008 and 2009. Of this material, up to 1.4 million kgU can be borrowed in the form of UF6. Under the loan facilities, standby fees of 0.5% to 2.25% are payable based on the market value of the facilities, and interest is payable on the market value of any amounts drawn at rates ranging from 4.0% to 5.0%. Any borrowings will be secured by letters of credit and are payable in kind.
Revenue from future deliveries to these counterparties (up to the limit of the loan facilities) will be deferred until the loan arrangements have been terminated, or if drawn upon, when the loans are repaid and that portion of the facility is terminated.
The market value of the facilities is based on the quoted market price of the products at September 30, 2006 and was approximately $324 million (US). As at October 31, 2006, the company did not have any loan amounts outstanding under the facilities.
Additional Information
There have been no material changes to Cameco’s contractual obligations since December 31, 2005, including payments due for the next five years and thereafter. For further information on these contractual obligations, refer to the MD&A in Cameco’s 2005 Annual Report.
For further information regarding commitments and contingencies, refer to note 14 of the consolidated financial statements dated September 30, 2006.
OUTSTANDING SHARE DATA
At September 30, 2006, there were 352.1 million common shares and one Class B share outstanding. In addition, there were 7.6 million stock options outstanding with exercise prices ranging from $3.13 to $41.00 per share. Cameco also has convertible debentures in the amount of $230 million outstanding. This issue may be converted into a total of 21.2 million common shares at a conversion price of $10.83 per share. The debentures are redeemable by Cameco beginning on October 1, 2008 at a redemption price of par plus accrued interest. At current share prices, we expect existing holders to convert to equity.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Statements contained in this MD & A, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor & media inquiries:	Alice Wong	(306) 956-6337
Investor inquiries:	Bob Lillie	(306) 956-6639
Media inquiries:	Lyle Krahn	(306) 956-6316
INVESTOR INFORMATION

Common Shares	Inquiries	Transfer Agent
CCO	Cameco Corporation	CIBC Mellon Trust Company
Toronto Stock Exchange	2121 — 11th Street West Saskatoon, Saskatchewan	320 Bay Street, P.O. Box 1 Toronto, Ontario M5H 4A6
CCJ	S7M 1J3
New York Stock Exchange
	Phone: 306-956-6200	Phone: 800-387-0825
Convertible Debentures	Fax: 306-956-6318	(North America)
CCO.DB	Web: cameco.com	Phone: 416-643-5500
Toronto Stock Exchange		(outside North America)
- End

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended		Nine Months Ended
	Sept 30/06	Sept 30/05	Sept 30/06	Sept 30/05

Financial (in millions)
Revenue	$363	$287	$1,322	$790
Earnings from operations	69	14	302	66
Net earnings	71	78	337	136
Adjusted net earnings(i)	42	78	235	136
Cash provided by operations	79	148	405	186
Working capital (end of period)			896	561
Net debt to capitalization			8%	14%

Per common share
Net earnings — Basic	$0.20	$0.22	$0.96	$0.39
— Diluted	0.19	0.21	0.91	0.38
— Diluted, adjusted(i)	0.11	0.21	0.64	0.38
Dividend	0.04	0.03	0.12	0.09

Weighted average number of paid common shares outstanding (in thousands)	351,629	348,532	350,904	347,504

Average uranium spot price for the period (US$/lb)	$50.83	$30.41	$44.40	$26.63

Sales volumes
Uranium (in thousands lbs U3O8)	5,585	7,634	23,140	18,702
Uranium conversion (tU)	4,260	4,210	11,884	9,635
Gold (troy ounces)	124,000	178,000	464,000	624,000
Electricity (TWh)	2.1	2.9	6.3	7.8

Note:	Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco’s	Three Months Ended		Nine Months Ended
Cameco Production	Share	Sept 30/06	Sept 30/05	Sept 30/06	Sept 30/05

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	3,927	3,932	9,873	10,421
Rabbit Lake	100.0%	1,137	1,446	3,734	4,503
Crow Butte	100.0%	176	199	543	631
Smith Ranch Highland	100.0%	659	325	1,426	945

Total		5,899	5,902	15,576	16,500

Uranium conversion (tU)	100.0%	3,373	2,382	9,153	8,575

Gold (troy ounces)
Kumtor	100.0%	53,000	123,000	241,000	403,000
Boroo	100.0%	73,000	71,000	203,000	218,000

Total		126,000	194,000	444,000	621,000

(i)	Net earnings for the nine month period ended September 30, 2006 has been adjusted to exclude $73 million ($0.19 per share diluted) in net earnings related to the recovery of taxes due to tax legislation changes enacted by the provincial and federal governments. Net earnings for the three and nine months ended September 30, 2006 have been adjusted to exclude $29 million ($0.08 per share diluted) in net earnings related to a gain on sale of our interest in the Fort a la Corne Joint Venture. Adjusted net earnings is a non-GAAP measure. Cameco believes the exclusion of these items provides a more meaningful basis for period-to-period comparisons of the company’s financial results.

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
(In Thousands)

	As At
	Sept 30/06	Dec 31/05

Assets
Current assets
Cash and cash equivalents	$473,129	$623,193
Accounts receivable	190,700	340,498
Inventories	462,538	399,675
Supplies and prepaid expenses	184,861	152,790
Current portion of long-term receivables, investments and other	8,604	8,303

	1,319,832	1,524,459

Property, plant and equipment	3,166,380	2,871,337
Long-term receivables, investments and other	261,583	196,747
Goodwill [note 12]	172,410	180,232

	3,600,373	3,248,316

Total assets	$4,920,205	$4,772,775

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$300,102	$350,399
Dividends payable	14,084	10,487
Current portion of long-term debt	7,584	156,699
Current portion of other liabilities	47,269	43,724
Future income taxes	54,706	73,910

	423,745	635,219

Long-term debt	698,071	702,109
Provision for reclamation	170,798	167,568
Other liabilities	189,148	98,609
Future income taxes	385,455	444,942

	1,867,217	2,048,447

Minority interest	380,070	360,697

Shareholders’ equity
Share capital	810,518	779,035
Contributed surplus	530,278	523,300
Retained earnings	1,409,668	1,114,693
Cumulative translation account	(77,546)	(53,397)

	2,672,918	2,363,631

Total liabilities and shareholders’ equity	$4,920,205	$4,772,775

See accompanying notes to consolidated financial statements.

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
(In Thousands)

	Three Months Ended		Nine Months Ended
	Sept 30/06	Sept 30/05	Sept 30/06	Sept 30/05

Revenue from
Products and services	$363,122	$287,037	$1,322,459	$790,390

Expenses
Products and services sold	247,849	178,478	795,626	472,933
Depreciation, depletion and reclamation	46,450	48,272	141,023	130,633
Administration	29,125	25,560	97,433	76,174
Exploration	18,674	16,126	43,467	39,788
Research and development	556	554	1,883	1,924
Interest and other [note 5]	1,791	3,869	(6,284)	4,492
Gain on sale of assets [note 6]	(50,323)	(133)	(52,284)	(1,448)

	294,122	272,726	1,020,864	724,496

Earnings from operations	69,000	14,311	301,595	65,894
Earnings from Bruce Power [note 2]	—	97,091	—	140,548
Other income (expense) [note 7]	14,703	(3,698)	10,790	(3,382)

Earnings before income taxes and minority interest	83,703	107,704	312,385	203,060
Income tax expense (recovery) [note 8]	4,499	25,945	(60,303)	44,243
Minority interest	8,179	3,994	35,546	22,329

Net earnings	$71,025	$77,765	$337,142	$136,488

Basic earnings per common share [note 9]	$0.20	$0.22	$0.96	$0.39

Diluted earnings per common share [note 9]	$0.19	$0.21	$0.91	$0.38

Cameco Corporation
Consolidated Statements of Retained Earnings
(Unaudited)
(In Thousands)

	Nine Months Ended
	Sept 30/06	Sept 30/05

Retained earnings at beginning of period	$1,114,693	$938,809
Net earnings	337,142	136,488
Dividends on common shares	(42,167)	(31,259)

Retained earnings at end of period	$1,409,668	$1,044,038

See accompanying notes to consolidated financial statements.

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

	Three Months Ended		Nine Months Ended
	Sept 30/06	Sept 30/05	Sept 30/06	Sept 30/05

Operating activities
Net earnings	$71,025	$77,765	$337,142	$136,488
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	46,450	48,272	141,023	130,633
Provision for future taxes [note 8]	(19,929)	17,015	(135,309)	19,985
Deferred revenue recognized	(13,854)	(3,745)	(39,656)	(22,493)
Unrealized losses on derivatives	3,413	2,949	698	5,551
Stock-based compensation [note 10]	4,366	4,002	12,787	10,836
Gain on sale of assets [note 6]	(50,323)	(133)	(52,284)	(1,448)
Earnings from Bruce Power [note 2]	—	(97,091)	—	(140,548)
Equity in (earnings) loss from associated companies	664	(1,920)	4,576	(919)
Other expense	—	6,323	—	6,323
Minority interest	8,179	3,994	35,546	22,329
Other operating items [note 13]	29,170	90,660	100,185	19,707

Cash provided by operations	79,161	148,091	404,708	186,444

Investing activities
Acquisition of net business assets, net of cash acquired	—	—	(83,856)	—
Additions to property, plant and equipment	(111,652)	(72,535)	(310,983)	(173,699)
Increase in long-term receivables, investments and other	(1,675)	(963)	(27,125)	(5,389)
Proceeds on sale of property, plant and equipment	44,783	42	46,358	1,225

Cash used in investing	(68,544)	(73,456)	(375,606)	(177,863)

Financing activities
Decrease in debt	(11,200)	(320,597)	(155,000)	(166,233)
Short-term financing	—	—	—	(14,544)
Issue of debentures, net of issue costs	—	297,750	—	297,750
Issue of shares	7,272	4,516	25,176	19,395
Dividends	(14,052)	(10,451)	(38,576)	(29,507)

Cash provided by (used in) financing	(17,980)	(28,782)	(168,400)	106,861

Increase (decrease) in cash during the period	(7,363)	45,853	(139,298)	115,442
Exchange rate changes on foreign currency cash balances	(205)	(11,300)	(10,766)	(9,775)
Cash at beginning of period	480,697	260,646	623,193	189,532

Cash at end of period	$473,129	$295,199	$473,129	$295,199

Supplemental cash flow disclosure
Interest paid	$8,980	$7,250	$31,127	$20,812
Income taxes paid	$37,700	$5,625	$92,693	$40,024

See accompanying notes to consolidated financial statements.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements. Since the interim financial statements do not include all disclosures required by GAAP, they should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2005 annual report. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.

2.	Bruce Power L.P. (“BPLP”)

Cameco holds a 31.6% limited partnership interest in BPLP. Prior to November 1, 2005, Cameco accounted for its interest in BPLP using the equity method. Since November 1, 2005, Cameco has proportionately consolidated its share of BPLP.

Financial Assurances Cameco, as a partner in BPLP, has provided the following financial assurances, with varying terms to 2018:
(i)	Licensing assurances to Canadian Nuclear Safety Commission of up to $133,300,000. At September 30, 2006, Cameco’s actual exposure under these assurances was $23,700,000.

(ii)	Guarantees to customers under power sale agreements of up to $90,700,000. Cameco’s actual exposure under these guarantees was $10,000,000 at September 30, 2006.

(iii)	Termination payments to Ontario Power Generation Inc. pursuant to the lease agreement of $58,300,000.
3.	Long-Term Debt

The fair value of the outstanding convertible debentures based on the quoted market price of the debentures at September 30, 2006 was approximately $873,100,000.

Cameco has arranged for standby product loan facilities with two Cameco customers. The arrangements, which were finalized in June and July of 2006, allow Cameco to borrow up to 5,560,000 pounds U3O8 equivalent over the period 2006 to 2008 with repayment in 2008 and 2009. Of this material, up to 1,400,000 kilograms of uranium can be borrowed in the form of UF6. Any borrowings will be secured by letters of credit and are payable in kind. Under the loan facilities, standby fees of 0.5% to 2.25% are payable based on the market value of the facilities, and interest is payable on the market value of any amounts drawn at rates ranging from 4.0% to 5.0%.

Revenue from future deliveries to these counterparties (up to the limit of the loan facilities) will be deferred until the loan arrangements have been terminated.

The market value of the facilities is based on the quoted market price of the products at September 30, 2006 and was approximately $324,000,000 (US). As at September 30, 2006, the company did not have any loan amounts outstanding under the facilities.

During the quarter, Cameco established $300,000,000 (US) of letter of credit facilities for a four-year term to support its standby product loan facilities, and cancelled an unused $5,000,000 (US) letter of credit facility. Cameco also extended its $500,000,000 revolving credit facility by one year to be available until November 30, 2011.

4.	Share Capital
(a)	At September 30, 2006, there were 352,102,708 common shares outstanding.

(b)	Options in respect of 7,582,817 shares are outstanding under the stock option plan and are exercisable up to 2015. Upon exercise of certain existing options, additional options in respect of 64,200 shares would be granted. For the quarter ended September 30, 2006, 795,125 options were exercised (2005 — 372,220). For the nine months ended September 30, 2006, 2,526,939 options were exercised (2005 — 2,655,440).

5

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
5.	Interest and Other

	Three Months Ended		Nine Months Ended
(thousands)	Sep 30/06	Sep 30/05	Sep 30/06	Sep 30/05

Interest on long-term debt	$10,377	$9,026	$33,552	$24,252
Other interest and financing charges	1,601	353	2,436	1,201
Interest income	(6,333)	(2,366)	(19,843)	(5,513)
Foreign exchange losses (gains)	444	627	274	(276)
Losses on derivatives	3,413	2,723	698	2,556
Capitalized interest	(7,711)	(6,494)	(23,401)	(17,728)

Net	$1,791	$3,869	$(6,284)	$4,492

6.	Gain on Sale of Assets

	Three Months Ended		Nine Months Ended
(thousands)	Sep 30/06	Sep 30/05	Sep 30/06	Sep 30/05

Interest in Fort a la Corne Joint Venture	$44,782	$—	$44,782	$—
Voting rights in Fort a la Corne Joint Venture	5,889	—	5,889	—
Other	(348)	133	1,613	1,448

Net	$50,323	$133	$52,284	$1,448

7.	Other Income (Expense)

	Three Months Ended		Nine Months Ended
(thousands)	Sep 30/06	Sep 30/05	Sep 30/06	Sep 30/05

Equity in loss of associated companies	$(663)	$(4,403)	$(4,576)	$(5,404)
Insurance settlement (Kumtor)	15,366	—	15,366	—
Dividends on portfolio investments	—	705	—	2,022

Net	$14,703	$(3,698)	$10,790	$(3,382)

8.	Income Tax Expense (Recovery)

	Three Months Ended		Nine Months Ended
(thousands)	Sep 30/06	Sep 30/05	Sep 30/06	Sep 30/05

Current income taxes	$24,428	$8,930	$75,006	$24,258
Future income taxes	(19,929)	17,015	(135,309)	19,985

Income tax expense (recovery)	$4,499	$25,945	$(60,303)	$44,243

During the second quarter, the federal and provincial governments enacted amendments to current tax legislation, which provided for a reduction in corporate tax rates. The cumulative effect of the change in income tax legislation on Cameco’s future income tax liability was a reduction of $73,000,000.

In addition, confirmation was received with respect to deductibility of the Saskatchewan provincial resource surcharge for years prior to 1999. As a result, a $12,000,000 reduction of future taxes was recorded in the second quarter. In the third quarter, Cameco was able to record an additional recovery of $5,000,000.

6

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
9.	Per Share Amounts

	Three Months Ended		Nine Months Ended
(thousands)	Sep 30/06	Sep 30/05	Sep 30/06	Sep 30/05
Basic earnings per share computation
Net earnings	$71,025	$77,765	$337,142	$136,488
Weighted average common shares outstanding	351,629	348,532	350,904	347,504

Basic earnings per common share	$0.20	$0.22	$0.96	$0.39

Diluted earnings per share computation
Net earnings	$71,025	$77,765	$337,142	$136,488
Dilutive effect of:
Convertible debentures	2,241	2,101	6,724	6,268

Net earnings, assuming dilution	$73,266	$79,866	$343,866	$142,756

Weighted average common shares outstanding	351,629	348,532	350,904	347,504
Dilutive effect of:
Convertible debentures	21,209	21,228	21,209	21,228
Stock options	4,496	5,404	4,760	4,938
Weighted average common shares outstanding, assuming dilution	377,334	375,164	376,873	373,670

Diluted earnings per common share	$0.19	$0.21	$0.91	$0.38

10.	Stock-Based Compensation

Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to officers and other employees of Cameco. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 22,139,973 shares have been issued.

Cameco records compensation expense with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees. For the quarter ended September 30, 2006, the amount recorded was $4,366,000 (2005 — $4,002,000). For the nine months ended September 30, 2006, the amount recorded was $12,787,000 (2005 — $10,836,000).

7

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
The fair value of the options issued was determined using the Black-Scholes option-pricing model with the following assumptions:

	Nine Months Ended
(thousands)	Sep 30/06	Sep 30/05

Number of options granted	1,528,130	2,586,780
Average strike price	$41.04	$27.00
Expected dividend	$0.16	$0.12
Expected volatility	35%	34%
Risk-free interest rate	4.0%	3.5%
Expected life of option	4 years	4 years
Expected forfeitures	15%	15%
Weighted average grant date fair values	$13.19	$8.32

11.	Business Acquisition

Effective February 1, 2006, Cameco acquired a 100% interest in Zircatec Precision Industries, Inc. for $108,884,000. Zircatec’s primary business is manufacturing nuclear fuel bundles for sale to companies that generate electricity from Candu reactors. The acquisition was accounted for using the purchase method and the results of operations are included, as to 100%, in the consolidated financial statements from February 1, 2006.

The allocation of the purchase price for the acquisition has not yet been finalized and therefore is subject to change. The preliminary allocation of the purchase price, based on management’s estimates, is as follows:

(thousands)

Cash and other working capital	$22,789
Property, plant and equipment	106,860
Net liabilities	(20,765)

Net assets acquired	$108,884

Financed by:
Cash	$108,884

12.	Goodwill

Cameco tests goodwill for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. During the third quarter of 2006, Cameco completed the goodwill impairment test for all reporting units. The results of this test have indicated there is no impairment.

8

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
13.	Statements of Cash Flows

Other Operating Items

	Three Months Ended		Nine Months Ended
(thousands)	Sep 30/06	Sep 30/05	Sep 30/06	Sep 30/05

Inventories	$(78,073)	$(44,372)	$(98,391)	$(134,574)
Accounts receivable	129,698	30,085	228,261	87,962
Accounts payable and accrued liabilities	(33,838)	55,082	(43,353)	(8,260)
Bruce Power distributions	—	52,140	—	67,940
Other	11,383	(2,275)	13,668	6,639

Total	$29,170	$90,660	$100,185	$19,707

14.	Commitments and Contingencies

The following represent the material legal claims against the company and its subsidiaries.
(a)	Cameco’s wholly owned subsidiary, Power Resources Inc. (“PRI”), and two unrelated third parties have been sued in the United States District Court for the District of Wyoming by Mountain West Mines Inc. (“MWM”). MWM claims that PRI and the other defendants owe it royalties on uranium mined in the Powder River Basin of Wyoming (which encompasses the Highland and Smith Ranch operations). PRI’s exposure consists of unpaid royalties plus interest, and a continuing royalty on uranium from its operations within the Powder River Basin of approximately four percent of the selling price. MWM has submitted an expert report claiming that the amount of unpaid royalties is $6,690,755 (US) for the period 1993 through 2003 and the amount of interest thereon is $4,153,607 (US) as of January 7, 2005. On April 29, 2005, a hearing was held on MWM’s motion that the Statement of Defense filed by PRI and the other defendants be struck, and the competing motion by PRI and the two other defendants that MWM’s complaint be struck. The Magistrate Judge issued a report to the presiding judge on May 27, 2005 recommending that the defendant’s motion to strike MWM’s complaint be granted. The presiding judge endorsed the report of the Magistrate Judge and issued a judgment on September 15, 2005 dismissing MWM’s claim and awarding the defendant’s legal costs. The oral argument on the appeal was heard on September 26, 2006. A decision will be rendered within the next few months.

Management is of the opinion, after review of the facts with counsel, that PRI will prevail and, therefore, this action will not have a material financial impact on Cameco’s financial position, results of operations and liquidity.

9

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(b)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust and TransCanada Pipelines Limited (collectively, the “Consortium”) sent a letter to British Energy Limited and British Energy International Holdings Limited (collectively, “BE”) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003 Amended and Restated Master Purchase Agreement. The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium has claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators. A decision has been made to proceed, and a formal notice of arbitration will probably be issued in the last quarter of this year.

In anticipation of this claim, BE issued on February 10, 2006 and then served on Ontario Power Generation Inc. and Bruce Power LP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. This action is in abeyance pending further developments on the Unit 8 steam generator arbitration.

Management is of the opinion, after review of the facts with counsel, that this action against Bruce Power LP will not have a material financial impact on Cameco’s financial position, results of operations and liquidity.
15.	Subsequent Event

On October 22, 2006, there was a significant water inflow at the Cigar Lake uranium project located in northern Saskatchewan. As a result of the inflow, the timing of the estimated start-up date has been altered. Plans to remediate the Cigar Lake mine are currently being developed to reflect revised timelines, cost estimates and the effect, if any, on reserves. The impact on the carrying values of the assets affected by the flooding is not currently known but will be determined in the fourth quarter of 2006.

10

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(In Thousands)
16.	Segmented Information

		Fuel			Inter-
For the three months ended September 30, 2006	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$135,562	$39,153	$102,358	$85,528	$521	$363,122
Expenses
Products and services sold	86,458	38,377	56,499	65,545	970	247,849
Depreciation, depletion and reclamation	21,911	3,687	10,754	10,164	(66)	46,450
Exploration	12,272	—	—	6,402	—	18,674
Research and development	—	556	—	—	—	556
Other (income) expense	656	—	—	(15,366)	—	(14,710)
Loss (gain) on sale of assets	349	—	—	(1)	—	348
Non-segmented expenses						(19,748)

Earnings before income taxes and minority interest	13,916	(3,467)	35,105	18,784	(383)	83,703
Income tax expense						4,499
Minority interest						8,179

Net earnings						$71,025

		Fuel	(a)		(a)
For the three months ended September 30, 2005	Uranium	Services	Electricity	Gold	Adjustments	Total

Revenue	$154,490	$39,035	$206,408	$93,512	$(206,408)	$287,037
Expenses
Products and services sold	92,575	32,219	84,687	53,684	(84,687)	178,478
Depreciation, depletion and reclamation	29,238	2,133	18,972	16,901	(18,972)	48,272
Exploration	7,825	—	—	8,301	—	16,126
Research and development	—	554	—	—	—	554
Other (income) expense	(4,643)	—	5,658	—	(5,658)	(4,643)
Gain on sale of assets	(69)	—	—	(64)	—	(133)
Earnings from Bruce Power					(97,091)	(97,091)
Non-segmented expenses						37,770

Earnings before income taxes and minority interest	29,564	4,129	97,091	14,690	—	107,704
Income tax expense						25,945
Minority interest						3,994

Net earnings						$77,765

(a)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment was accounted for by the equity method of accounting in these consolidated financial statements to October 31, 2005 and the associated revenues and expenses prior to restructuring are eliminated in the adjustments column.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(In Thousands)
16.	Segmented Information

		Fuel			Inter-
For the nine months ended September 30, 2006	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$561,060	$140,548	$316,081	$314,339	$(9,569)	$1,322,459
Expenses
Products and services sold	333,759	116,964	157,574	193,158	(5,829)	795,626
Depreciation, depletion and reclamation	67,559	10,996	32,673	31,058	(1,263)	141,023
Exploration	24,548	—	—	18,919	—	43,467
Research and development	—	1,883	—	—	—	1,883
Other (income) expense	3,401	—	—	(15,366)	—	(11,965)
Gain on sale of assets	(296)	—	—	(1,317)	—	(1,613)
Non-segmented expenses						41,653

Earnings before income taxes and minority interest	132,089	10,705	125,834	87,887	(2,477)	312,385
Income tax recovery						(60,303)
Minority interest						35,546

Net earnings						$337,142

		Fuel	(a)		(a)
For the nine months ended September 30, 2005	Uranium	Services	Electricity	Gold	Adjustments	Total

Revenue	$371,582	$95,140	$469,187	$323,668	$(469,187)	$790,390
Expenses
Products and services sold	226,187	67,168	258,220	179,578	(258,220)	472,933
Depreciation, depletion and reclamation	66,153	5,502	56,642	58,978	(56,642)	130,633
Exploration	16,831	—	—	22,957	—	39,788
Research and development	—	1,924	—	—	—	1,924
Other (income) expense	(5,618)	—	13,777	—	(13,777)	(5,618)
Gain on sale of assets	(197)	(2)	—	(1,249)	—	(1,448)
Earnings from Bruce Power					(140,548)	(140,548)
Non-segmented expenses						89,666

Earnings before income taxes and minority interest	68,226	20,548	140,548	63,404	—	203,060
Income tax expense						44,243
Minority interest						22,329

Net earnings						$136,488

(a)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment was accounted for by the equity method of accounting in these consolidated financial statements to October 31, 2005 and the associated revenues and expenses prior to restructuring are eliminated in the adjustments column.